RECEIVED

2015 MAR -4 PM 12:38

COPY

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 03/02/15	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

15020166

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/02/15 (MM/DD/YY) BATS Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 2nd day of March (Month), 2015 (Year) by [signature] (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-2016

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. BATS Global Markets, Inc.

1. *Name*: BATS Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214
2. *Form of organization*: Corporation.
3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc. owns 100% of the outstanding common stock of BATS Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* BATS Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- Chris Concannon
- David Cummings
- Michael Richter
- Alan Freudenstein
- John McCarthy
- John Comerford
- Daniel Keegan
- Bina Kalola
- Robert Jones
- Brett Redfearn
- Christopher Mitchell
- Jamil Nazarali
- Darren Cohen
- Brian Fagen

Current Officers

- Joe Ratterman (CEO)
- Chris Concannon (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Mark Hemsley (Executive Vice President, Chief Executive Officer of BATS Europe)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President, Chief Compliance Officer)

Compensation Committee

- Rob Jones
- Michael Richter
- Chris Mitchell

Audit Committee

- Michael Richter
- John Comerford
- Alan Freudenstein

Nominating and Corporate Governance Committee

- John McCarthy
- David Cummings
- Alan Freudenstein

Technology Advisory Committee

- John Comerford
- Daniel Keegan
- John McCarthy

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. BATS Global Markets Holdings, Inc.

1. *Name*: BATS Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman

Current Officers

- Joe Ratterman (Chief Executive Officer)
- Chris Concannon (President)
- Tami Schademann (Executive Vice President)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Eric Swanson (Secretary)
- Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc., the Exchange's ultimate parent, owns 100% of the outstanding membership interests of Direct Edge Holdings LLC.

5. *Brief description of business or functions:* Direct Edge Holdings LLC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- None

Current Officers

- Joe Ratterman (Chief Executive Officer)
- Chris Concannon (President)
- Eric Swanson (General Counsel, Secretary)
- Brian N. Schell (Chief Financial Officer, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Direct Edge LLC

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Direct Edge Holdings LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of EDGA Exchange, Inc. and EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman

Current Officers

- Joe Ratterman (Chief Executive Officer)
- Chris Concannon (President)
- Eric Swanson (Secretary)
- Brian N. Schell (Chief Financial Officer)
- Chris Isaacson (Chief Information Officer)

- Bryan Harkins (Executive Vice President, Head of U.S. Markets)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. BATS Y-Exchange, Inc.

1. *Name*: BATS Y-Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: BATS Y-Exchange, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Y-Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Harry Temkin
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes
   - Matt Billings

Current Officers

- Joe Ratterman (Chief Executive Officer)
- Chris Concannon (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee

- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee

- Scott Wagner
- David Roscoe

Regulatory Oversight Committee

- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee

- Brett Redfearn

- James Selway
- Scott Wagner

Executive Committee

- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. EDGA Exchange, Inc.

1. *Name*: EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- James Selway
- Chris Isaacson
- Brett Redfearn
- Peter Wallison
- David Roscoe

- Harry Temkin
- Sandy Kemper
- Scott Wagner
- Jill Sommers
- Adam Nunes
- Matt Billings

Current Officers

- Joe Ratterman (Chief Executive Officer)
- Chris Concannon (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee

- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee

- Scott Wagner
- David Roscoe

Regulatory Oversight Committee

- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee

- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee

- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.*

G. EDGX Exchange, Inc.

1. *Name*: EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- James Selway
- Chris Isaacson
- Brett Redfearn
- Peter Wallison
- David Roscoe
- Harry Temkin
- Sandy Kemper
- Scott Wagner
- Jill Sommers
- Adam Nunes
- Matt Billings

Current Officers

- Joe Ratterman (Chief Executive Officer)
- Chris Concannon (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe

Regulatory Oversight Committee
- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. BATS Trading, Inc.

1. *Name*: BATS Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: BATS Trading, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. BATS Trading, Inc. provides routing of orders from the Exchange BATS Y-Exchange, Inc., EDGA Exchange, Inc. and EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Isaacson
   - Tami Schademann
   - Chris Concannon

   Current Officers
   - Chris Isaacson (President)
   - Tami Schademann (Chief Compliance Officer, Secretary)
   - Brian N. Schell (Chief Financial Officer, FINOP, Treasurer)
   - Jeromee Johnson (VP, Options)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: DE Route is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* DE Route is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Officers</u>
   - Brian N. Schell (Chief Financial Officer/FinOp/Treasurer)
   - Neil Meislick (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. <u>Omicron Holdings Corp.</u>

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner, owns 100% of the common stock of Omicron Holdings Corp.

5. *Brief description of business or functions*: Omicron Holdings Corp. is a Delaware corporation established to hold Omicron Acquisitions Corp. and Omicron Intermediate Holdings Corp. potential future operating entities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. <u>Omicron Intermediate Holdings Corp.</u>

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Intermediate Holdings Corp. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Omicron Intermediate Holdings Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)

- Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Omicron Holdings Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. BATS International Holdings Limited

1. *Name*: BATS International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: BATS International Holdings Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS International Holdings Limited is a holding company of BATS Hotspot Europe Limited and BATS Hotspot Asia Pte. Ltd.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. BATS Hotspot Europe Limited

1. *Name*: BATS Hotspot Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: BATS Hotspot Europe Limited is wholly-owned by BATS International Holdings Limited which is

wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot Europe Limited currently has no operations, but will at some point in the future operate BATS' spot foreign exchange market in Europe.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. BATS HOTSPOT ASIA PTE. LTD.

1. *Name*: BATS Hotspot Asia Pte. Ltd.
   Address: 1 Marina Boulevard, #28-00, One Marina Boulevard, Singapore (018989)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: BATS Hotspot Asia Pte. Ltd. is wholly-owned by BATS International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot Asia Pte. Ltd. currently has no operations, but will at some point in the future operate BATS' spot foreign exchange market in Singapore.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ng Lip Chih

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. BATS Trading Limited

1. *Name*: BATS Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: BATS Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Mark Hemsley
- Adam Eades
- John Woodman
- Anthony Whalley
- William Eldridge
- Virginie Saade
- Rebecca Fuller
- Paul Hilgers
- Julian Corner

Current Officers

- Mark Hemsley (CEO)
- Antonio Amelia (Secretary)
- Jill Griebenow (CFO)
- Adam Eades (Chief Legal and Regulatory Officer)
- Jerry Avenell (Co-Head Sales)
- Alex Dalley (Co-Head Sales)
- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee

- William Eldridge
- Anthony Whalley
- Rebecca Fuller

Remuneration Committee

- John Woodman
- Anthony Whalley
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by BATS Trading Limited which, in turn, is indirectly wholly owned by BATS Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by BATS Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws* : Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. BATS FX, Inc.

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: BATS FX, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS FX, Inc. was created to operate a global foreign exchange market, but remains dormant at this time.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman

   Current Officers
   - Chris Concannon (President)
   - Eric Swanson (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Blue Merger Sub Inc.

1. *Name*: Blue Merger Sub Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Blue Merger Sub Inc. ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: On January 31, 2014, Blue Merger Sub, Inc. was merged with and into BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), with BATS Global Markets Holdings, Inc. surviving, resulting in Blue Merger Sub, Inc. ceasing to exist.

T. Delta Merger Sub LLC

1. *Name*: Delta Merger Sub LLC
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Delta Merger Sub LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* On January 31, 2014, Delta Merger Sub LLC was merged with and into Direct Edge Holdings LLC, with Direct Edge Holdings LLC surviving, resulting in Delta Merger Sub LLC ceasing to exist.

Form 1, Exhibit C Index of Attachments

- C-1 BATS GLOBAL MARKETS, INC.
- C-2 BATS GLOBAL MARKETS HOLDINGS, INC
- C-3 DIRECT EDGE HOLDINGS LLC
- C-4 DIRECT EDGE LLC
- C-5 BATS Y-EXCHANGE, INC.
- C-6 EDGA EXCHANGE, INC.
- C-7 EDGX EXCHANGE, INC.
- C-8 BATS TRADING, INC.
- C-9 DIRECT EDGE ECN LLC
- C-10 OMICRON HOLDINGS CORP.
- C-11 OMICRON INTERMEDIATE HOLDINGS CORP.
- C-12 OMICRON ACQUISITION CORP.
- C-13 BATS INTERNATIONAL HOLDINGS LIMITED
- C-14 BATS HOTSPOT EUROPE LIMITED*)*
- C-15 BATS HOTSPOT ASIA PTE. LTD.-*New Entity (Organizational Documents Attached)*
- C-16 BATS TRADING LIMITED – *No new organizational documents (Index Number Change Only)*
- C-17 CHI-X EUROPE LIMITED - *No new organizational documents (Index Number Change Only)*
- C-18 BATS FX, INC. - *No new organizational documents (Index Number Change Only)*
- C-19 BLUE MERGER SUB INC. - *No new organizational documents (Index Number Change Only)*
- C-20 DELTA MERGER SUB LLC - *No new organizational documents (Index Number Change Only)*

C-1

BATS GLOBAL MARKETS, INC.

C-2

BATS GLOBAL MARKETS HOLDINGS, INC.

C-3

DIRECT EDGE HOLDINGS LLC

C-4

DIRECT EDGE LLC

C-5

BATS Y-EXCHANGE, INC.

C-6

EDGA EXCHANGE, INC.

C-7

EDGX EXCHANGE, INC.

C-8

BATS TRADING, INC.

C-9

DIRECT EDGE ECN LLC

C-10

OMICRON HOLDINGS CORP.

C-11

OMICRON INTERMEDIATE HOLDINGS CORP.

C-12

OMICRON ACQUISITION CORP.

C-13

BATS INTERNATIONAL HOLDINGS LIMITED

C-14

BATS HOTSPOT EUROPE LIMITED

C-15

BATS HOTSPOT ASIA PTE. LTD.

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

BATS HOTSPOT ASIA PTE. LTD.

PRELIMINARY

1. The regulations contained in Table "A" in the Fourth Schedule to the Act shall not apply to the Company, but the following shall, subject to repeal, addition and alteration as provided by the Act or these Articles, be the regulations of the Company. Table "A" not to apply.

2. In these Articles, if not inconsistent with the subject or context, the words standing in the first column of the Table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof: Interpretation.

WORDS		MEANINGS
"the Act"	..	The Companies Act, Cap. 50 or any statutory modification, amendment or re-enactment thereof for the time being in force or any and every other act for the time being in force concerning companies and affecting the Company and any reference to any provision of the Act is to that provision as so modified, amended or re-enacted or contained in any such subsequent Companies Act.
"these Articles"	..	These Articles of Association or other regulations of the Company for the time being in force.
"the Company"	..	The abovenamed Company by whatever name from time to time called.
"Auditors"	..	The auditors for the time being of the Company.

"Director"	..	Includes any person acting as a Director of the Company and includes any person duly appointed and acting for the time being as an Alternate Director.
"Directors"	..	The Directors for the time being of the Company or such number of them as have authority to act for the Company.
"dividend"	..	Includes bonus.
"Member"	..	A Member of the Company, except that, where the Act requires, excludes the Company where it is a member by reason of its holding of its shares as treasury shares.
"month"	..	Calendar month.
"Office"	..	The Registered Office of the Company for the time being.
"paid up"	..	Includes credited as paid up.
"Register"	..	The Register of Members.
"Seal"	..	The Common Seal of the Company or in appropriate cases the Official Seal or duplicate Common Seal.
"Secretary"	..	The Secretary or Secretaries appointed under these Articles and shall include any person entitled to perform the duties of Secretary temporarily.
"Singapore"	..	The Republic of Singapore.
"Statutes"	..	The Act and every other act for the time being in force concerning companies and affecting the Company.
"S$"	..	The lawful currency of Singapore.
"writing" and "written"	..	Includes printing, lithography, typewriting and any other mode of representing or reproducing words in a visible form.
"year"	..	Calendar year.

Words denoting the singular number only shall include the plural and vice versa.

Words denoting the masculine gender only shall include the feminine gender.

Words denoting persons shall include corporations.

A reference in these Articles to "holders" of shares or a class of shares shall, except where otherwise provided, exclude the Company in relation to shares held by it as treasury shares.

A reference in these Articles to the Directors shall, in the case where the Company has only one Director, be construed as a reference to that Director.

A reference in these Articles to the doing of any act by two or more Directors shall, in the case where the Company has only one Director, be construed as the doing of that act by that Director.

Any reference in these Articles to any enactment is a reference to that enactment as for the time being amended or enacted.

Save as aforesaid, any word or expression used in the Act and the Interpretation Act, Cap. 1 shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

The headnotes and marginal notes are inserted for convenience only and shall not affect the construction of these Articles.

BUSINESS

Any business either expressly or by implication empowered to be undertaken may be undertaken by Directors.

3. Subject to the provisions of the Act, any business which the Company is expressly or by implication empowered to undertake may be undertaken by the Directors at such time or times as they shall think fit, and further may be suffered by them to be in abeyance, whether such business may have been actually commenced or not, so long as the Directors may deem it expedient not to commence or proceed with such business.

PRIVATE COMPANY

Limited number of members and restrictions on the transfer of shares.

4. The Company is a private company, and accordingly:

(a) the number of the Members (not including persons who are in the employment of the Company or of its subsidiary and persons who having been formerly in the employment of the Company or of its subsidiary were while in the employment and have continued after the determination of that employment to be Members) shall be limited to fifty. Provided that for the purposes of this provision where two or more persons hold one or more shares in the Company jointly they shall be treated as a single Member; and

(b) the right to transfer the shares of the Company shall be restricted in the manner hereinafter appearing.

SHARES

5. (A) Save to the extent permitted by the Act, none of the funds of the Company or of any subsidiary thereof shall be directly or indirectly employed in the purchase or subscription of or in loans upon the security of the Company's shares. Prohibition against financial assistance.

(B) Notwithstanding the provisions of Article 5(A) but subject to the Act, the Company may purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share that is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

6. Save as provided by Section 161 of the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to the provisions of these Articles, the Directors may allot and issue shares or grant options over or otherwise dispose of the same to such persons on such terms and conditions and at such time as the Company in General Meeting may approve. Issue of Shares.

7. The rights attached to shares issued upon special conditions shall be clearly defined in the Memorandum of Association of the Company or these Articles. Without prejudice to any special right previously conferred on the holders of any existing shares or class of shares but subject to the Act and these Articles, shares in the Company may be issued by the Directors and any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether with regard to dividend, voting, return of capital or otherwise as the Directors may determine. Special Rights.

8. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act. Treasury Shares.

9. If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated with the sanction of a Special Resolution passed at a separate General Meeting of the holders of shares of the class and to every such Special Resolution the provisions of Section 184 of the Act shall with such adaptations as are necessary apply. To every such separate General Meeting the provisions of these Articles relating to General Meetings shall mutatis mutandis apply. Provided Always That: Variation of rights.

(a) the necessary quorum shall be two persons at least holding or representing by proxy or by attorney one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, but where the necessary majority for such a Special Resolution is not obtained at the Meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two months of the Meeting shall be as valid and effectual as a Special Resolution carried at the Meeting; or

(b) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

10. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall, unless otherwise expressly provided by the terms of issue of the shares of that class or by these Articles as are in force at the time of such issue, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

Creation or issue of further shares with special rights.

11. The Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit. Such commission or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other.

Power to pay commission and brokerage.

12. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or the provisions of any plant which cannot be made profitable for a long period, the Company may, subject to the conditions and restrictions mentioned in the Act pay interest on such of the shares (excluding treasury shares) as is for the time being paid up and may charge the same to capital as part of the cost of the construction or provision.

Power to charge interest on capital.

13. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share, except an absolute right to the entirety thereof in the registered holder.

Exclusion of equities.

14. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividend payable in respect of such share and the joint holders of a share shall, subject to the provisions of the Act, be severally as well as jointly liable for the payment of all instalments and calls and interest due in respect of such shares. Such joint holders shall be deemed to be one Member and the delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

Joint holders.

15. No person shall be recognised by the Company as having title to a fractional part of a share or otherwise than as the sole or a joint holder of the entirety of such share. Fractional part of a share.

16. If by the conditions of allotment of any shares the whole or any part of the amount of the issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being shall be the registered holder of the share or his personal representatives, but this provision shall not affect the liability of any allottee who may have agreed to pay the same. Payment of instalments.

17. The certificate of title to shares in the capital of the Company shall be issued under the Seal in such form as the Directors shall from time to time prescribe and shall bear the autographic or facsimile signatures of at least one Director and the Secretary or a second Director or some other person appointed by the Directors, and shall specify the number and class of shares to which it relates and the amount paid and amount (if any) unpaid thereon. The facsimile signatures may be reproduced by mechanical or other means provided the method or system of reproducing signatures has first been approved by the Directors. Share certificates.

18. Every person whose name is entered as a Member in the Register shall be entitled within two months after allotment or within one month after the lodgment of any transfer to one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where a Member transfers part only of the shares comprised in a certificate or where a Member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and the Member shall pay a fee not exceeding S$2/- for each such new certificate as the Directors may determine. Entitlement to certificate.

19. If any certificate or other document of title to shares or debentures be worn out or defaced, then upon production thereof to the Directors, they may order the same to be cancelled and may issue a new certificate in lieu thereof. For every certificate so issued there shall be paid to the Company a fee not exceeding S$2/- as the Directors may determine. Subject to the provisions of the Act and the requirements of the Directors thereunder, if any certificate or document be lost or destroyed or stolen, then upon proof thereof to the satisfaction of the Directors and on such indemnity as the Directors deem adequate being given, and on the payment of a fee not exceeding S$2/- as the Directors may determine, a new certificate or document in lieu thereof shall be given to the person entitled to such lost or destroyed or stolen certificate or document. New certificates may be issued.

RESTRICTION ON TRANSFER OF SHARES

20. Subject to the restrictions of these Articles, any Member may transfer all or any of his shares, but every transfer must be in writing and in the usual common form, or in any other form which the Directors may approve. The Form of Transfer.

instrument of transfer of a share shall be signed both by the transferor and by the transferee, and by the witness or witnesses thereto and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Shares of different classes shall not be comprised in the same instrument of transfer.

21. All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may refuse to register shall (except in any case of fraud) be returned to the party presenting the same. Retention of Transfers.

22. No share shall in any circumstances be transferred to any infant or bankrupt or person of unsound mind. Infant, bankrupt or unsound mind.

23. The Directors may, in their absolute discretion, decline to register any transfer of shares on which the Company has a lien or to a person of whom they do not approve but shall in such event, within one month after the date on which the transfer was lodged with the Company send to the transferor and transferee notice of the refusal. If the Directors refuse to register a transfer they shall within one month of the date of application for the transfer by notice in writing to the applicant state the facts which are considered to justify the refusal to register the transfer. Directors' power to decline to register.

24. The Directors may decline to register any instrument of transfer unless: Instrument of transfer.

(a) such fee not exceeding S$2/- or such other sum as the Directors may from time to time require under the provisions of these Articles, is paid to the Company in respect thereof; and

(b) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which the transfer relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do.

25. The Company shall provide a book to be called "Register of Transfers" which shall be kept under the control of the Directors, and in which shall be entered the particulars of every transfer of shares. Register of Transfers.

26. The Register may be closed at such times and for such periods as the Directors may from time to time determine not exceeding in the whole thirty days in any year. Closure of Register.

TRANSMISSION OF SHARES

27. In case of the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing herein shall release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share held by him.

Transmission on death.

28. Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may, upon producing such evidence of title as the Directors shall require, be registered himself as holder of the share upon giving to the Company notice in writing of his desire or transfer such share to some other person. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer executed by such Member.

Persons becoming entitled on death or bankruptcy of Member may be registered.

29. Save as otherwise provided by or in accordance with these Articles a person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to Meetings of the Company until he shall have been registered as a Member in respect of the share.

Rights of unregistered executors and trustees.

30. There shall be paid to the Company in respect of the registration of any probate, letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares, such fee not exceeding S$2/- as the Directors may from time to time require or prescribe.

Fee for registration of probate etc.

CALLS ON SHARES

31. The Directors may from time to time make such calls as they think fit upon the Members in respect of any moneys unpaid on their shares and not by the terms of the issue thereof made payable at fixed times, and each Member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

Calls on shares.

32. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

Time when made.

33. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum due from the day appointed for payment thereof to the time of actual payment at such rate not exceeding ten per cent per annum as the Directors determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

Interest on calls.

34. Any sum which by the terms of issue of a share becomes payable upon allotment or at any fixed date, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date, on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Sum due on allotment.

35. The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times of payments.

Power to differentiate.

36. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon the shares held by him and such payments in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which they are made, and upon the moneys so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned the Company may pay interest at such rate not exceeding eight per cent per annum as the Member paying such sum and the Directors agree upon.

Payment in advance of calls.

FORFEITURE AND LIEN

37. If any Member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter serve a notice on such Member requiring payment of so much of the call or instalment as is unpaid together with any interest and expenses which may have accrued.

Notice requiring payment of calls.

38. The notice shall name a further day (not being less than fourteen days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call was made will be liable to be forfeited.

Notice to state time and place.

39. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

Forfeiture on non-compliance with notice.

40. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. To give effect to any such sale, the Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such person as aforesaid.

Sale of shares forfeited.

41. A Member whose shares have been forfeited or surrendered shall cease to be a Member in respect of the shares, but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were payable by him to the Company in respect of the shares with interest thereon at eight per cent per annum (or such lower rate as the Directors may approve) from the date of forfeiture or surrender until payment, but such liability shall cease if and when the Company receives payment in full of all such moneys in respect of the shares and the Directors may waive payment of such interest either wholly or in part.

Rights and liabilities of Members whose shares have been forfeited or surrendered.

42. The Company shall have a first and paramount lien and charge on every share (not being a fully paid share) registered in the name of each Member (whether solely or jointly with others) and on the dividends declared or payable in respect thereof for all calls and instalments due on any such share and interest and expenses thereon but such lien shall only be upon the specific shares in respect of which such calls or instalments are due and unpaid and on all dividends from time to time declared in respect of the shares. The Directors may resolve that any share shall for some specified period be exempt from the provisions of this Article.

Company's lien.

43. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after notice in writing stating and demanding payment of the sum payable and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy. To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof.

Sale of shares subject to lien.

44. The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall be paid to the person entitled to the shares at the date of the sale.

Application of proceeds of such sales.

45. A statutory declaration in writing that the declarant is a Director of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated therein as against all persons claiming to be entitled to the share, and such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal

Title to shares forfeited or surrendered or sold to satisfy a lien.

thereof together with the certificate of proprietorship of the share under Seal delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

ALTERATION OF CAPITAL

Rights and privileges of new shares.

46. Subject to any special rights for the time being attached to any existing class of shares, any new shares in the Company shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the General Meeting resolving upon the creation thereof shall direct and if no direction be given as the Directors shall determine subject to the provisions of these Articles and in particular (but without prejudice to the generality of the foregoing) such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company or otherwise.

Issue of new shares to Members.

47. Unless otherwise determined by the Company in General Meeting any new shares shall before issue be offered in the first instance to all the then holders of any class of shares in proportion as nearly as may be to the number of existing shares to which they are entitled. In offering such shares in the first instance to all the then holders of any class of shares the offer shall be made by notice specifying the number of shares offered and limiting the time within which the offer if not accepted will be deemed to be declined and after the expiration of that time or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company and the Directors may dispose of or not issue any such shares which by reason of the proportion borne by them to the number of holders entitled to any such offer or by reason of any other difficulty in apportioning the same cannot, in the opinion of the Directors, be conveniently offered under this Article.

New shares otherwise subject to provisions of Articles.

48. Except so far as otherwise provided by the conditions of issue or by these Articles all new shares shall be subject to the provisions of these Articles with reference to allotments, payment of calls, liens, transfers, transmissions, forfeiture and otherwise.

Power to consolidate, subdivide and convert shares.

49. The Company may by Ordinary Resolution:

(a) consolidate and divide all or any of its shares;

(b) subdivide its shares or any of them (subject nevertheless to the provisions of the Act). Provided always that in such subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(c) subject to the provisions of these Articles and the Act, convert any class of shares into any other class of shares.

50. The Company may by Special Resolution reduce its share capital in any manner and with and subject to any incident authorised and consent required by law. Power to reduce capital.

Without prejudice to the generality of the foregoing, upon cancellation of a share purchased or otherwise acquired by the Company pursuant to these Articles and the Act, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.

GENERAL MEETINGS

51. (A) Unless otherwise determined by the Company in accordance with Section 175A of the Act, the Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other meetings in that year and not more than fifteen months shall elapse between the date of one Annual General Meeting of the Company and that of the next; provided that so long as the Company holds its First Annual General Meeting within eighteen months of its incorporation, it need not hold it in the year of its incorporation or in the following year. Annual General Meeting.

(B) All General Meetings other than Annual General Meetings shall be called Extraordinary General Meetings. Extraordinary General Meetings.

52. The time and place of any General Meeting shall be determined by the Directors. Time and place.

53. The Directors may, whenever they think fit, convene an Extraordinary General Meeting and Extraordinary General Meetings shall also be convened on such requisition or, in default, may be convened by such requisitionists, as provided by Section 176 of the Act. If at any time there are not within Singapore sufficient Directors capable of acting to form a quorum at a meeting of Directors, any Director may convene an Extraordinary General Meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors. Calling of Extraordinary General Meetings.

NOTICE OF GENERAL MEETINGS

54. Subject to the provisions of the Act, at least fourteen days' notice in writing (exclusive both of the day on which the notice is served or deemed to be served and of the day for which the notice is given) of every General Meeting shall be given in the manner hereinafter mentioned to such persons (including the Auditors) as are under the provisions herein contained and the Act entitled to receive notice from the Company. Provided that a General Meeting Notice of Meetings.

notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the Members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by that number or majority in number of the Members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. of the total voting rights of all the Members having a right to vote at that General Meeting.

Provided also that the accidental omission to give notice to, or the non-receipt by any person entitled thereto, shall not invalidate the proceedings at any General Meeting.

55. (A) Every notice calling a General Meeting shall specify the place and the day and hour of the Meeting, and there shall appear with reasonable prominence in every such notice a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and to vote instead of him and that a proxy need not be a Member. Contents of notice.

(B) In the case of an Annual General Meeting, the notice shall also specify the Meeting as such.

(C) In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of the business; and if any resolution is to be proposed as a Special Resolution or as requiring special notice, the notice shall contain a statement to that effect.

56. Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say: Routine business.

(a) declaring dividends;

(b) reading, considering and adopting the balance sheet, the reports of the Directors and Auditors, and other accounts and documents required to be annexed to the balance sheet;

(c) appointing Auditors and fixing the remuneration of Auditors or determining the manner in which such remuneration is to be fixed; and

(d) fixing the remuneration of the Directors proposed to be paid under Article 84.

PROCEEDINGS AT GENERAL MEETINGS

57. No business shall be transacted at any General Meeting unless a quorum is present. Save as herein otherwise provided, two Members shall form a quorum save that: Quorum.

(a) in the event of a corporation being beneficially entitled to the whole of the issued shares in the capital of the Company one person representing such corporation shall be a quorum and shall be deemed to constitute a Meeting and, if applicable, the provisions of Section 179 of the Act shall apply; and

(b) in the event the Company has only one Member, the Company may pass a resolution by that Member recording the resolution and signing the record in accordance with the provisions of Section 184G of the Act.

For the purpose of this Article, "Member" includes a person attending by proxy or by attorney or as representing a corporation which is a Member.

58. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting if convened on the requisition of Members shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the Directors may determine, and if at such adjourned Meeting a quorum is not present within fifteen minutes from the time appointed for holding the Meeting, the Meeting shall be dissolved. No notice of any such adjournment as aforesaid shall be required to be given to the Members. Adjournment if quorum not present.

59. Subject to the provisions of the Act, the Members may participate in a General Meeting by means of a conference telephone or a video conference telephone or similar communications equipment by which all persons participating in the General Meeting are able to hear and be heard by all other Members without the need for a Member to be in the physical presence of another Member(s) and participation in the General Meeting in this manner shall be deemed to constitute presence in person at such meeting. The Members participating in any such General Meeting shall be counted in the quorum for such General Meeting and subject to there being a requisite quorum under these Articles, all resolutions agreed by the Members in such General Meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Members duly convened and held. A General Meeting conducted by means of a conference telephone or a video conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Members attending the General Meeting, provided that at least one of the Members present at the General Meeting was at that place for the duration of the General Meeting. General Meeting via conference telephone, video conference telephone or similar communications equipment.

60. Subject to any additional requirements as may be imposed by the Act, all resolutions of the Members shall be adopted by a simple majority vote of the Members present and voting. Voting.

61. Subject to the provisions of the Act: Resolutions by written means.

(a) a Special Resolution may be passed by written means if the resolution indicates that it is a Special Resolution and if it has been formally agreed on any date by one or more Members who on that date represent at least 75 per cent. of the total voting rights of all Members who on that date would have the right to vote on that resolution at a General Meeting of the Company; and

(b) an Ordinary Resolution is passed by written means if the resolution does not indicate that it is a Special Resolution and if it has been formally agreed on any date by one or more Members who on that date represent a majority of the total voting rights of all Members who on that date would have the right to vote on that resolution at a General Meeting of the Company.

A Special or Ordinary Resolution passed by written means may consist of several documents in the like form each signed by one or more of the Members who have the right to vote on that resolution at a General Meeting of the Company.

62. The Chairman of the Board of Directors shall preside as Chairman at every General Meeting. If there be no such Chairman or if at any Meeting he be not present within ten minutes after the time appointed for holding the Meeting or be unwilling to act, the Members present shall choose some Director to be Chairman of the Meeting or, if no Director be present or if all the Directors present decline to take the Chair, one of their number present, to be Chairman. Chairman.

63. The Chairman may, with the consent of any Meeting at which a quorum is present (and shall if so directed by the Meeting) adjourn the Meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned Meeting except business which might lawfully have been transacted at the Meeting from which the adjournment took place. When a Meeting is adjourned for thirty days or more or *sine die*, notice of the adjourned Meeting shall be given as in the case of the original Meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned Meeting. Adjournment.

64. At any General Meeting a resolution put to the vote of the Meeting shall be decided on a show of hands unless a poll be (before or on the declaration of the result of the show of hands) demanded: Method of voting.

(a) by the Chairman; or

(b) by any Member present in person or by proxy or by attorney or in the case of a corporation by a representative and entitled to vote at the meeting;

Provided Always that no poll shall be demanded on the election of a Chairman or on a question of adjournment. Unless a poll be so demanded (and the demand be not withdrawn) a declaration by the Chairman that a resolution has been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. A demand for a poll may be withdrawn.

65. If a poll be duly demanded (and the demand be not withdrawn) it shall be taken in such manner (including the use of ballot or voting papers) as the Chairman may direct and the result of a poll shall be deemed to be the resolution of the Meeting at which the poll was demanded. The Chairman may, and if so requested shall, appoint scrutineers and may adjourn the Meeting to some place and time fixed by him for the purpose of declaring the result of the poll. Taking a poll.

66. If any votes be counted which ought not to have been counted or might have been rejected, the error shall not vitiate the result of the voting unless it be pointed out at the same Meeting or at any adjournment thereof and not in any case unless it shall in the opinion of the Chairman be of sufficient magnitude. Votes counted in error.

67. In the case of equality of votes, whether on a show of hands or on a poll, the Chairman of the Meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote. Chairman's casting vote.

68. A poll demanded on any question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the Meeting) and place as the Chairman may direct. No notice need be given of a poll not taken immediately. Time for taking a poll.

69. The demand for a poll shall not prevent the continuance of a Meeting for the transaction of any business, other than the question on which the poll has been demanded. Continuance of business after demand for a poll.

VOTES OF MEMBERS

70. Subject to these Articles and to any special rights or restrictions as to voting attached to any class of shares hereinafter issued on a show of hands every Member entitled to vote who is present in person or by proxy or attorney or in the case of a corporation by a representative shall have one vote and on a poll every such Member shall have one vote for every share of which he is the holder. Voting rights of Members.

71. Where there are joint registered holders of any share any one of such persons may vote and be reckoned in a quorum at any Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative as if he were solely entitled thereto and if more than one of such Voting rights of joint holders.

joint holders be so present at any Meeting that one of such persons so present whose name stands first in the Register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased Member in whose name any share stands shall for the purpose of this Article be deemed joint holders thereof.

72. A Member of unsound mind or whose person or estate is liable to be dealt with in any way under the law relating to mental disorders may vote whether on a show of hands or on a poll by his committee, curator bonis or such other person as properly has the management of his estate and any such committee, curator bonis or other person may vote by proxy or attorney. Provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the Office not less than forty-eight hours before the time appointed for holding the Meeting.

Voting rights of Members of unsound mind.

73. Subject to the provisions of these Articles and the Act every Member shall be entitled to be present and to vote at any General Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative and to be reckoned in a quorum in respect of shares fully paid and in respect of partly paid shares where calls are not due and unpaid.

Right to vote

74. No objection shall be raised to the qualification of any voter except at the Meeting or adjourned Meeting at which the vote objected to is given or tendered and every vote not disallowed at such Meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the Meeting whose decision shall be final and conclusive.

Objections.

75. On a poll votes may be given either personally or by proxy or by attorney or in the case of a corporation by its representative and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Votes on a poll.

76. An instrument appointing a proxy shall be in writing and:

Appointment of proxies.

(a) in the case of an individual shall be signed by the appointor or by his attorney; and

(b) in the case of a corporation shall be either under the common seal or signed by its attorney or by an officer on behalf of the corporation.

The Directors may, but shall not be bound to, require evidence of the authority of any such attorney or officer.

77. A proxy need not be a Member.

Proxy need not be a Member.

78. An instrument appointing a proxy or the power of attorney or other authority, if any, must be left at the Office or such other place (if any) as is specified for the purpose in the notice convening the Meeting not less than forty-eight hours before the time appointed for the holding of the Meeting or adjourned Meeting (or in the case of a poll before the time appointed for the

Deposit of proxies.

taking of the poll) at which it is to be used and in default shall not be treated as valid unless the Directors otherwise determine.

79. An instrument appointing a proxy shall be in the following form with such variations if any as circumstances may require or in such other form as the Directors may accept and shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting: Form of proxies.

BATS HOTSPOT ASIA PTE. LTD.

"I/We,
"of
"a Member/Members of the abovenamed Company
"hereby appoint
"of
"or whom failing
"of
"to vote for me/us and on my/our behalf
"at the (Annual, Extraordinary or Adjourned,
"as the case may be) General Meeting of
"the Company to be held on the day
"of and at every adjournment thereof.
"As Witness my/our hand this day of ."

An instrument appointing a proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the Meeting as for the Meeting to which it relates and need not be witnessed.

80. A vote given in accordance with the terms of an instrument of proxy (which for the purposes of these Articles shall also include a power of attorney) shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy, or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy was given. Provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office (or such other place as may be specified for the deposit of instruments appointing proxies) before the commencement of the Meeting or adjourned Meeting (or in the case of a poll before the time appointed for the taking of the poll) at which the proxy is used. Intervening death or insanity of principal not to revoke proxy.

81. Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any Meeting of the Company or of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles (but subject to the Act) be deemed to be present in person at any such Meeting if a person so authorised is present thereat. Corporations acting by representatives.

DIRECTORS

82. Subject to the other provisions of Section 145 of the Act, there shall be at least one Director who is ordinarily resident in Singapore and there shall be no maximum number.

Number of Directors.

83. A Director need not be a Member and shall not be required to hold any share qualification unless and until otherwise determined by the Company in General Meeting but shall be entitled to attend and speak at General Meetings.

Qualification.

84. Subject to Section 169 of the Act, the remuneration of the Directors shall be determined from time to time by the Company in General Meeting, and shall be divisible among the Directors in such proportions and manner as they may agree and in default of agreement equally, except that in the latter event any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for the proportion of remuneration related to the period during which he has held office.

Remuneration of Directors.

85. The Directors shall be entitled to be repaid all travelling or such reasonable expenses as may be incurred in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise howsoever in or about the business of the Company in the course of the performance of their duties as Directors.

Travelling Expenses.

86. Any Director who is appointed to any executive office or serves on any committee or who otherwise performs or renders services, which in the opinion of the Directors are outside his ordinary duties as a Director, may, subject to Section 169 of the Act, be paid such extra remuneration as the Directors may determine.

Extra Remuneration.

87. (A) Other than the office of Auditor, a Director may hold any other office or place of profit under the Company and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from transacting or entering into any arrangement with the Company either as vendor, purchaser or otherwise nor shall such transaction or arrangement or any transaction or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided nor shall any Director so transacting or being so interested be liable to account to the Company for any profit realised by any such transaction or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established.

Power of Directors to hold office of profit and to transact with Company.

(B) Every Director shall observe the provisions of Section 156 of the Act relating to the disclosure of the interests of the Directors in transactions or proposed transactions with the Company or of any office or property held by a Director which might create duties or interests in conflict with his duties or interests as a Director. Subject to such disclosure, a Director shall

Directors to observe Section 156 of the Act.

be entitled to vote in respect of any transaction or arrangement in which he is interested and he shall be taken into account in ascertaining whether a quorum is present.

88. (A) A Director may be or become a director of or hold any office or place of profit (other than as Auditor) or be otherwise interested in any company in which the Company may be interested as vendor, purchaser, shareholder or otherwise and unless otherwise agreed shall not be accountable for any fees, remuneration or other benefits received by him as a director or officer of or by virtue of his interest in such other company.

Holding of office in other companies.

(B) The Directors may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner and in all respects as the Directors think fit in the interests of the Company (including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors of such company or voting or providing for the payment of remuneration to the directors of such company) and any such Director may vote in favour of the exercise of such voting powers in the manner aforesaid notwithstanding that he may be or be about to be appointed a director of such other company.

Directors may exercise voting power conferred by Company's shares in another company.

MANAGING DIRECTORS

89. The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their places.

Appointment of Managing Directors.

90. A Managing Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director for any cause he shall ipso facto and immediately cease to be a Managing Director.

Resignation and removal of Managing Director.

91. Subject to Section 169 of the Act, the remuneration of a Managing Director shall from time to time be fixed by the Directors and may, subject to these Articles, be by way of salary or commission or participation in profits or by any or all of these modes.

Remuneration of Managing Director.

92. The Directors may from time to time entrust to and confer upon a Managing Director for the time being such of the powers exercisable under these Articles by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Power of Managing Director.

VACATION OF OFFICE OF DIRECTORS

93. The office of a Director shall be vacated in any one of the following events, namely: Vacation of office of Director.

(a) if he becomes prohibited from being a Director by reason of any order made under the Act; or

(b) if he ceases to be a Director by virtue of any of the provisions of the Act or these Articles; or

(c) subject to Section 145 of the Act, if he resigns by writing under his hand left at the Office; or

(d) if he has a receiving order made against him or suspends payments or compounds with his creditors generally; or

(e) if he is found lunatic or becomes of unsound mind.

APPOINTMENT AND REMOVAL OF DIRECTORS

94. The Company may by Ordinary Resolution remove any Director before the expiration of his period of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director. Removal of Directors.

95. The Company may by Ordinary Resolution appoint another person in place of a Director removed from office under the immediately preceding Article. Appointment in place of Director removed.

96. The Company may by Ordinary Resolution appoint any person to be a Director and the Directors shall have power at any time and from time to time to appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Power to fill casual vacancies and to appoint additional Director.

ALTERNATE DIRECTORS

97. (A) Any Director may at any time by writing under his hand and deposited at the Office or by telefax sent to the Secretary appoint any person to be his Alternate Director and may in like manner at any time terminate such appointment. Any appointment or removal by telefax shall be confirmed as soon as possible by letter, but may be acted upon by the Company meanwhile. Appointment of Alternate Directors.

(B) A Director or any other person may act as an Alternate Director to represent more than one Director and such Alternate Director shall be entitled at Directors' meetings to one vote for every Director whom he represents in addition to his own vote if he is a Director.

(C) The appointment of an Alternate Director shall ipso facto determine on the happening of any event which if he were a Director would render his office as a Director to be vacated and his appointment shall also determine *ipso facto* if his appointor ceases for any reason to be a Director.

(D) An Alternate Director shall be entitled to receive notices of meetings of the Directors and to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally, if his appointor is absent from Singapore or is otherwise unable to act as such Director, to perform all functions of his appointor as a Director (except the power to appoint an Alternate Director) and to sign any resolution in accordance with the provisions of Article 103.

(E) An Alternate Director shall not be taken into account in reckoning the minimum number of Directors allowed for the time being under these Articles but he shall be counted for the purpose of reckoning whether a quorum is present at any meeting of the Directors attended by him at which he is entitled to vote. Provided that in the event the Company has more than one Director, he shall not constitute a quorum under Article 100 if he is the only person present at the meeting notwithstanding that he may be an Alternate to more than one Director.

(F) An Alternate Director may be repaid by the Company such expenses as might properly be repaid to him if he were a Director and he shall be entitled to receive from the Company such proportion (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, but save as aforesaid he shall not in respect of such appointment be entitled to receive any remuneration from the Company.

(G) An Alternate Director shall not be required to hold any share qualification.

PROCEEDINGS OF DIRECTORS

98. (A) The Directors may meet together for the despatch of business, adjourn or otherwise regulate their meetings as they think fit. Subject to the provisions of these Articles, questions arising at any meeting shall be determined by a majority of votes and in case of an equality of votes the Chairman of the meeting shall have a second or casting vote. Meetings of Directors.

(B) The Directors may participate in a meeting of the Directors by means of a conference telephone or a video conference telephone or similar communications equipment by which all persons participating in the meeting are able to hear and be heard by all other participants without the need for a Director to be in the physical presence of another Director(s) and participation in the meeting in this manner shall be deemed to constitute presence in person at such meeting. The Directors participating in any such meeting shall be counted in the quorum for such meeting and subject to there being a requisite quorum under these Articles, all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held. A meeting conducted by means of a conference telephone or a video conference telephone or similar communications equipment as aforesaid is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

(C) In the case of a meeting which is not held in person, the fact that a Director is taking part in the meeting must be made known to all the other Directors taking part, and no Director may disconnect or cease to take part in the meeting unless he makes known to all other Directors taking part that he is ceasing to take part in the meeting.

99. A Director may and the Secretary on the requisition of a Director shall at any time summon a meeting of the Directors. Convening meetings of Directors.

100. In the event the Company has more than one Director, the quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be two. Notwithstanding the foregoing, in the event the Company has only one Director, that Director shall form the quorum and may pass a resolution by recording the resolution and signing the record. A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers and discretions for the time being exercisable by the Directors. Quorum.

101. The continuing Directors may act notwithstanding any vacancies in their body. If and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, any Member may summon a General Meeting for the purpose of appointing Directors. Proceedings in case of vacancies.

102. The Directors may from time to time elect a Chairman and if desired a Deputy Chairman and determine the period for which he is or they are to hold office. The Deputy Chairman will perform the duties of the Chairman during the Chairman's absence for any reason. The Chairman and in his absence the Deputy Chairman shall preside as Chairman at meetings of the Directors but if no such Chairman or Deputy Chairman be elected or if at any meeting the Chairman and the Deputy Chairman be not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting. Chairman of Directors.

103. A resolution in writing signed by all the Directors shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form each signed by one or more of the Directors. Provided that, where a Director has appointed an Alternate Director, the Director or (in lieu of the Director) his Alternate may sign. The expressions "in writing" and "signed" include approval by any such Director by telefax or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors. Resolutions in writing.

104. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the Directors. Power to appoint committees.

105. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are applicable and are not superseded by any regulations made by the Directors under the last preceding Article. Proceedings at committee meetings.

106. All acts done by any meeting of Directors or of a committee of Directors or by any person acting as Director shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any such Director or person acting as aforesaid or that they or any of them were or was disqualified or had vacated office or were not entitled to vote be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote. Validity of acts of Directors in spite of some formal defect.

GENERAL POWERS OF THE DIRECTORS

107. The business and affairs of the Company shall be managed by or under the direction of the Directors. The Directors may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company's undertaking or property unless those proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article. General powers of Directors to manage Company's business.

108. (A) The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Directors may establish local boards or agencies.

(B) The Directors may from time to time by power of attorney under the Seal appoint any company, firm or person or any fluctuating body of persons whether nominated directly or indirectly by the Directors to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such Power to appoint attorneys.

conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with such attorney as the Directors may think fit and may also authorise any such attorney to subdelegate all or any of the powers, authorities and discretions vested in him.

109. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine. Signature of cheques and bills.

BORROWING POWERS

110. Subject as hereinafter provided and to the provisions of the Statutes, the Directors may borrow or raise money from time to time for the purpose of the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any of the property or assets of the Company or by the issue of debentures or otherwise as they may think fit. Directors' borrowing powers.

SECRETARY

111. The Secretary or Secretaries shall and a Deputy or Assistant Secretary or Secretaries may be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit, and any Secretary, Deputy or Assistant Secretary so appointed may be removed by them, but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company. The appointment and duties of the Secretary or Secretaries shall not conflict with the provisions of the Act and in particular Section 171 thereof. Secretary.

SEAL

112. (A) The Directors shall provide for the safe custody of the Seal, which shall only be used by the authority of the Directors or a committee of Directors authorised by the Directors in that behalf, and every instrument to which the Seal shall be affixed shall (subject to the provisions of these Articles as to certificates for shares) be signed by a Director and countersigned by the Secretary or a second Director or by some other person appointed by the Directors in place of the Secretary or such second Director for the purpose. Seal.

(B) The Company may exercise the powers conferred by the Act with regard to having an Official Seal for use abroad, and such powers shall be vested in the Directors. Official Seal.

(C) The Company may have a duplicate Common Seal as referred to in Section 124 of the Act which shall be a facsimile of the Common Seal with the addition on its face of the words "Share Seal". Share Seal.

AUTHENTICATION OF DOCUMENTS

113. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager and other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid.

Power to authenticate documents.

114. A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of Directors which is certified as such in accordance with the provisions of the last preceding Article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors.

Certified copies of resolution of the Directors.

DIVIDENDS

115. The Company may by Ordinary Resolution declare dividends but (without prejudice to the powers of the Company to pay interest on share capital as hereinbefore provided) no dividend shall be payable except out of the profits of the Company, or in excess of the amount recommended by the Directors.

Payment of dividends.

116. Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

Apportionment of dividends.

(a) all dividends in respect of shares shall be paid in proportion to the number of shares held by a Member but where shares are partly paid all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

117. If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed preferential dividends on any class of shares carrying a fixed preferential dividend expressed to be payable on a fixed date on the half-yearly or other dates (if any) prescribed for the payment thereof by the terms of issue of the shares, and subject thereto may also from time to time pay to the holders of any other class of shares interim dividends thereon of such amounts and on such dates as they may think fit.

Payment of preference and interim dividends.

118. No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

Dividends not to bear interest.

119. The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or in connection therewith.

Deduction for debts due to Company.

120. The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Retention of dividends on shares subject to lien.

121. The Directors may retain the dividends payable on shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a Member or which any person under those provisions is entitled to transfer until such person shall become a Member in respect of such shares or shall duly transfer the same.

Retention of dividends on shares pending transmission.

122. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture.

Unclaimed dividends or other moneys.

123. The Company may, upon the recommendation of the Directors, by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company or in any one or more of such ways; and the Directors shall give effect to such Resolution and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

Payment of dividend in specie.

124. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, or, if several persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder to any one of such persons or to such persons and such address as such persons may by writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or

Dividends payable by cheque.

persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque if purporting to be endorsed or the receipt of any such person shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

125. A transfer of shares shall not pass the right to any dividend declared on such shares before the registration of the transfer. Effect of transfer.

RESERVES

126. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for meeting contingencies or for the gradual liquidation of any debt or liability of the Company or for repairing or maintaining the works, plant and machinery of the Company or for special dividends or bonuses or for equalising dividends or for any other purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. Power to carry profit to reserve.

127. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits which they may think it not prudent to divide. Manner of dealing with reserves.

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

128. The Company may, upon the recommendation of the Directors, by Ordinary Resolution: Power to issue free bonus shares and/or to capitalise profits.

(a) issue bonus shares for which no consideration is payable to the Company, to the Members holding shares in the Company in proportion to their then holdings of shares; and/or

(b) capitalise any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution, provided that such sum be not required for paying the dividends on any shares carrying a fixed cumulative preferential dividend and accordingly that the Directors be authorised and directed to appropriate the sum resolved to be capitalised to the Members holding shares in the Company in the proportions in which such sum would have been divisible amongst them had the same been applied or been applicable in paying dividends and to apply such sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by such Members respectively, or in paying up in full new shares or debentures of the Company, such shares or debentures to be allotted and distributed and credited as fully paid up to and amongst such Members in the proportion aforesaid or partly in one way and partly in the other.

129. Whenever such a Resolution as aforesaid shall have been passed, the Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all such Members.

Power of Directors to give effect to bonus issues and/or capitalisations.

MINUTES AND BOOKS

130. The Directors shall cause minutes to be made in books to be provided for the purpose:

Minutes.

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of Directors and of any committee of Directors;

(c) of all Resolutions and proceedings at all Meetings of the Company and of any class of Members, of the Directors and of committees of Directors; and

(d) in the event the Company has only:-

(i) one Director, of all duly signed records of Resolutions passed, and all declarations made, by that Director; and

(ii) one Member, of all duly signed records of Resolutions passed by that Member.

131. The Directors shall duly comply with the provisions of the Act and in particular the provisions with regard to registration of charges created by or affecting property of the Company with regard to keeping a Register of Directors and Secretaries, the Register, a Register of Mortgages and Charges and a Register of Directors' Share and Debenture Holdings and with regard to the production and furnishing of copies of such Registers and of any Register of Holders of Debentures of the Company.

Keeping of Registers, etc.

132. Any register, index, minute book, book of accounts or other book required by these Articles or by the Act to be kept by or on behalf of the Company may be kept either by making entries in bound books or by recording them in any other manner. In any case in which bound books are not used, the Directors shall take adequate precautions for guarding against falsification and for facilitating discovery. Form of registers, etc.

ACCOUNTS

133. The Directors shall cause to be kept such accounting and other records as are necessary to comply with the provisions of the Act and shall cause those records to be kept in such manner as to enable them to be conveniently and properly audited. Directors to keep proper accounts.

134. Subject to the provisions of Section 199 of the Act, the books of accounts shall be kept at the Office or at such other place or places as the Directors think fit within Singapore. No Member (other than a Director or the holding company of the Company) shall have any right of inspecting any account or book or document or other recording of the Company except as is conferred by law or authorised by the Directors or by an Ordinary Resolution of the Company. Location and inspection.

135. Subject to and in accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. Presentation of accounts.

136. A copy of every balance sheet and profit and loss account which (or which but for Section 201C of the Act) is to be laid before a General Meeting of the Company (including every document required by the Act to be annexed thereto) together with a copy of every report of the Auditors relating thereto and of the Directors' report shall: Copies of accounts.

(a) not less than fourteen days before the date of the Meeting; or

(b) if a resolution under Section 175A of the Act is in force, not less than twenty-eight days before the end of the period allowed for the laying of those documents,

be sent to every Member of, and every holder of debentures (if any) of, the Company and to every other person who is entitled to receive notices from the Company under the provisions of the Act or of these Articles. Provided that this Article shall not require a copy of these documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of a share in the Company or the several persons entitled thereto in consequence of the death or bankruptcy of the holder or otherwise but any Member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

AUDITORS

137. Unless the Company is exempted under the provisions of the Act, Auditors shall be appointed and their duties regulated in accordance with the provisions of the Act. Every Auditor of the Company shall have a right of access at all times to the accounting and other records of the Company and shall make his report as required by the Act.

Appointment of Auditors.

138. Subject to the provisions of the Act, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment.

Validity of acts of Auditors in spite of some formal defect.

139. The Auditors shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting to which any Member is entitled and to be heard at any General Meeting on any part of the business of the Meeting which concerns them as Auditors.

Auditors' right to receive notices of and attend at General Meetings.

NOTICES

140. (A) Any notice may be given by the Company to any Member in any of the following ways:

Service of notice.

(a) by delivering the notice personally to him; or

(b) by sending it by prepaid mail to him at his registered address in Singapore or where such address is outside Singapore by prepaid air-mail; or

(c) by sending a telefax containing the text of the notice to him at his registered fax number in Singapore or where such fax number is outside Singapore to such fax number outside Singapore or to any other address as might have been previously notified by the Member concerned to the Company; or

(d) by sending an electronic communication containing the text of the notice in the manner provided in the Act.

(B) Any notice or other communication served under any of the provisions of these Articles on or by the Company or any officer of the Company may be tested or verified by telefax or telephone or such other manner as may be convenient in the circumstances but the Company and its officers are under no obligation so to test or verify any such notice or communication.

141. All notices and documents (including a share certificate) with respect to any shares to which persons are jointly entitled shall be given to whichever of such persons is named first on the Register and notice so given shall be sufficient notice to all the holders of such shares. Service of notices in respect of joint holders.

142. Any Member with a registered address shall be entitled to have served upon him at such address any notice to which he is entitled under these Articles. Members shall be served at registered address.

143. A person entitled to a share in consequence of the death or bankruptcy of a Member or otherwise upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address for the service of notice, shall be entitled to have served upon him at such address any notice or document to which the Member but for his death or bankruptcy or otherwise would be entitled and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the registered address of any Member or given, sent or served to any Member using electronic communications in pursuance of these Articles shall (notwithstanding that such Member be then dead or bankrupt or otherwise not entitled to such share and whether or not the Company has notice of the same) be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder. Service of notices after death etc. on a Member.

144. (A) Any notice given in conformity with Article 140 shall be deemed to have been given at any of the following times as may be appropriate: When service effected.

(a) when it is delivered personally to the Member, at the time when it is so delivered;

(b) when it is sent by prepaid mail to an address in Singapore or by prepaid air-mail to an address outside Singapore, on the day following that on which the notice was put into the post; and

(c) when the notice is sent by telefax or electronic communication, on the day it is so sent or transmitted.

(B) In proving such service, sending or transmission, it shall be sufficient to prove that the letter containing the notice or document was properly addressed and put into the post as a prepaid letter or air-mail letter as the case may be or that a telefax or the electronic communication was properly addressed and transmitted in the manner provided in the Act.

145. Any notice on behalf of the Company or of the Directors shall be deemed effectual if it purports to bear the signature of the Secretary or other duly authorised officer of the Company, whether such signature is printed or written. Signature on notice.

146. When a given number of days' notice or notice extending over any other period is required to be given the day of service shall not, unless it is otherwise provided or required by these Articles or by the Act, be counted in such number of days or period.

Day of service not counted.

147. (A) Notice of every General Meeting shall be given in the manner hereinbefore authorised to:

Notice of General Meeting.

(a) every Member;

(b) every person entitled to a share in consequence of the death or bankruptcy or otherwise of a Member who but for the same would be entitled to receive notice of the Meeting; and

(c) the Auditors.

(B) No other person shall be entitled to receive notices of General Meetings.

148. The provisions of Articles 140, 144, 145 and 146 shall apply *mutatis mutandis* to notices of meetings of Directors or any committee of Directors.

Notice of meetings of Directors or any committee of Directors.

WINDING UP

149. If the Company is wound up (whether the liquidation is voluntary, under supervision, or by the Court) the liquidator may, with the authority of a Special Resolution, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds and may for such purpose set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest the whole or any part of the assets in trustees upon such trusts for the benefit of Members as the liquidator with the like authority thinks fit and the liquidation of the Company may be closed and the Company dissolved but so that no Member shall be compelled to accept any shares or other securities in respect of which there is a liability.

Distribution of assets in specie.

INDEMNITY

150. Subject to the provisions of the Act, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto and in particular and without prejudice to the generality of the foregoing no Director, Manager, Secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any

Indemnity of Directors and officers.

receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto unless the same happen through his own negligence, wilful default, breach of duty or breach of trust.

SECRECY

151. No Member shall be entitled to require discovery of or any information respecting any detail of the Company's trade or any matter which may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interest of the Members of the Company to communicate to the public save as may be authorised by law. Secrecy.

NAME, ADDRESS AND OCCUPATION OF SUBSCRIBER

Mark Simon Hemsley
Reed Thatch
25 Clare Hill
Esher
Surrey
KT10 9NB
United Kingdom

Director

(authority given under Board Resolution passed on 10 February 2015)

for and on behalf of
BATS INTERNATIONAL HOLDINGS LIMITED
10 Lower Thames Street, 6th Floor
London EC3R 6AF
United Kingdom

Dated this 17 day of February, 2015

Witness to the above signature:

Notary Public

LEANNE MEYER
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 7/20/17

Company Registration No. 201504858N

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

BATS HOTSPOT ASIA PTE. LTD.

Incorporated on the 23rd day of February 2015

ALLEN & GLEDHILL LLP
ONE MARINA BOULEVARD #28-00
SINGAPORE 018989

LODGED IN THE OFFICE OF THE
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY, SINGAPORE.

Company Registration No. 201504858N

THE COMPANIES ACT, CAP. 50

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

BATS HOTSPOT ASIA PTE. LTD.

Incorporated on the 23rd day of February 2015

ALLEN & GLEDHILL LLP
ONE MARINA BOULEVARD #28-00
SINGAPORE 018989

ACCOUNTING AND CORPORATE REGULATORY AUTHORITY (ACRA) bizFILE

Company No: 201504858N

CERTIFICATE CONFIRMING INCORPORATION OF COMPANY

This is to confirm that BATS HOTSPOT ASIA PTE. LTD. is incorporated under the Companies Act (Cap 50), on and from 23/02/2015 and that the company is a PRIVATE COMPANY LIMITED BY SHARES.

GIVEN UNDER MY HAND AND SEAL ON 24/02/2015.

LINDA LEE
ASSISTANT REGISTRAR
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY (ACRA)
SINGAPORE

REGISTRAR OF COMPANIES & BUSINESSES
ACRA
SINGAPORE

Ellyn Lim Yah Yuin

From:	ACRA Auto Mail <ACRA_BIZFILE@acra.gov.sg>
Sent:	Monday, 23 February 2015 5:50 PM
To:	Chew Pei Tsing
Subject:	Email Notification.

This is a system-generated email.Please do not reply to this email.
If you have any enquiry, please visit our interactive web service at www.acra.gov.sg/askacra for more information.

Dear Sir/Madam

Company No.:201504858N
NOTICE OF INCORPORATION

This is to confirm that BATS HOTSPOT ASIA PTE. LTD. is incorporated under the Companies Act(Cap.50), on and from 23/02/2015 and that the Company is a PRIVATE COMPANY LIMITED BY SHARES.

Events@ACRA.

Calendar of events to meet your business essentials.

To find out more, please click here - http://www.acra.gov.sg/News_and_Events/Events.htm

Thank You

Accounting and Corporate Regulatory Authority (ACRA)
10 Anson Road
#05-01/15 International Plaza
Singapore 079903

****

C-16

BATS TRADING LIMITED

C-17

CHI-X EUROPE LIMITED

C-18

BATS FX, INC.

C-19

BLUE MERGER SUB INC.

C-20

DELTA MERGER SUB LLC

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity.
2. Application for approval as a person associated with a member, participant or subscriber of the entity.

   Any other similar materials.

Response:

Attached please find the following documents:

1. Membership Application, including Checklist; Statutory Disqualification Notice; Clearing Letter of Guarantee
2. User Agreement
3. Securities Routing Agreement
4. Market Maker Registration Application
5. Competitive Liquidity Provider Registration Application
6. Lead Market Maker Application
7. User Agreement Addendum to Permit Volume Attribution
8. Volume Aggregation and Execution Detail Request
9. Retail Member Organization Application
10. Direct Debit Opt-In Form
11. Non-Member Clearing Firm Information Document
12. Sponsored Access Application, including Checklist and Information Document; Sponsoring Member Consent; Sponsored Participant Agreement
13. Service Bureau Information Document, Service Bureau Port Fee Agreement and Service Bureau Agreement
14. Data Agreement, Data Feed Order Form and System Description, List of Affiliates, Subscriber Agreement, Service Facilitator List an External Controlled Data Distributor Trial Addendum, U.S. Market Data Policies
15. Extranet Agreement
16. Options Member Application, Options Member Agreement, Options Member Letter of Guarantee, Options Self Clearing Member Letter of Guarantee
17. Options Market Maker Application

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

BATS Global Markets, Inc.
Membership Application

In order to join BATS Exchange, Inc. (BZX), BATS Y-Exchange, Inc. (BYX), EDGA Exchange, Inc. (EDGA), and/or EDGX Exchange, Inc. (EDGX) (each an "Exchange"), an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below via fax to 913.815.7119, email to membershipservices@bats.com or postal mail to:

c/o BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

APPLICATION CHECKLIST
☐ Membership Application, including Statutory Disqualification Notice
☐ Clearing Letter of Guarantee (***only if you are not self-clearing***) – per Exchange
☐ User Agreement – per Exchange
☐ Securities Routing Agreement – per Exchange
☐ Most recent ***signed and notarized*** Form BD, including schedules and disclosure reporting pages
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®
☐ Most recent audited annual financial statements, including Independent Auditors' Report on Internal Control or Exemption Report, and unaudited financial statements as of the last month end
☐ All FOCUS Reports filed since the last annual audit
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
☐ A list of all authorized traders the Applicant will be registering with the Exchange

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at membershipservices@bats.com or 913.815.7002. In addition, please refer to the Exchange's website at www.bats.com for additional information regarding the membership process.

BATS Global Markets, Inc.
Membership Application

GENERAL INFORMATION		
Date:	SEC BD Registration #:	CRD #:
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:

BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

COMPLIANCE CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

TRADING CONTACT		SUPERVISOR OF AUTHORIZED TRADERS	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:______________________ Federal Employer ID Number:______________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ____________________________________

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

☐ BATS Exchange, Inc. (BZX)
☐ BATS Y-Exchange, Inc. (BYX)
☐ BOX Options Exchange (BOX)
☐ Chicago Board Options Exchange (CBOE)
☐ C2 Options Exchange (C2)
☐ Chicago Stock Exchange (CHX)
☐ EDGA Exchange, Inc. (EDGA)
☐ EDGX Exchange, Inc. (EDGX)
☐ Financial Industry Regulatory Authority (FINRA)
☐ International Securities Exchange (ISE)
☐ ISE Gemini (GEMINI)
☐ MIAX Options (MIAX)
☐ NASDAQ (NQX)
☐ NASDAQ BX (BX)
☐ NASDAQ PHLX (PHLX)
☐ New York Stock Exchange (NYSE)
☐ NYSE Arca, Inc. (ARCA)
☐ NYSE MKT

Name of Applicant's Designated Examining Authority (DEA): ______________________

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ______________________

FINRA: ______________________

Other: ______________________ Name of regulator: ______________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If so, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Name of insurance carrier: ______________________

Amounts of coverage: ______________________

Effective date of the bond: ______________________

AML COMPLIANCE OFFICER

Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.

Name:	Title:	
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A 'Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See BATS Exchange, Inc. and BATS Y-Exchange, Inc. Rule 2.5, Interpretation and Policy .01 and EDGA Exchange, Inc. and EDGX Exchange, Inc. Rule 2.3 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____

Applicant Broker-Dealer

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

BATS Global Markets, Inc.
Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________ ____________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor | Date

______________________________ ____________________

Printed Name | Title

BATS Exchange, Inc.
Clearing Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Firm of Applicant Broker-Dealer

In connection with the qualification of ____ ("Member") as a member of BATS Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.15, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____

Clearing Firm (Broker-Dealer Name)

____

NSCC Clearing #

____

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____

Printed Name/Title

____

Date

BATS Exchange, Inc.
User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the user referenced below ("User").

1. **Term of the Agreement.** This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services.** Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance.** Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. **Monitoring.** User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.17, as may be amended or re-numbered from time to time).

6. **Sponsored Participants.** Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. **Connectivity.** User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. Market Data. User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. Restrictions on Use; Security. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate BATS Global Markets, Inc. Data Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. Information.

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.17 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE,

NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is selling, leasing, furnishing or otherwise permitting or providing access to Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. **Assignment.** User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration.** In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment.** Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this

Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:________________________	BATS Exchange, Inc.
Signature:____________________	Signature:____________________
Printed Name:_________________	Printed Name:_________________
Title:________________________	Title:________________________
	Date: ________________________

BATS Trading, Inc.
Securities Routing Agreement

Provided that User is a Member or Sponsored Participant of a Member of either BATS Exchange, Inc., BATS Y-Exchange, Inc. or both of BATS Exchange, Inc. and BATS Y-Exchange, Inc. (as applicable, the "Exchange") and subject to a valid, ongoing User Agreement with Exchange, BATS Trading, Inc. (hereinafter "BATS Trading"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas BATS Trading provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and BATS Trading agree as follows:

1. **Routing Services.** BATS Trading, a wholly owned subsidiary of BATS Global Markets, Inc., agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible For Routing Services.** User agrees that BATS Trading will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification Of Orders.** User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by BATS Trading subject to the applicable trading rules of the relevant market center.

4. **Transmission Of Order Instructions.** User agrees that all orders on its behalf must be transmitted to BATS Trading through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to BATS Trading and for receiving notice regarding such orders. BATS Trading shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by BATS Trading to Exchange. User shall be notified of such executions through Exchange.

5. **Clearance And Settlement.** User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by BATS Trading shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by BATS Trading shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. **Information.**

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. BATS Trading will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over BATS Trading,

Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by BATS Trading without the express, prior written authorization of BATS Trading. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. Term Of Agreement. This Routing Agreement will be effective as of the date executed by BATS Trading on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. BATS Trading may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. Indemnity. User agrees to indemnify, defend and hold BATS Trading harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of BATS Trading routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from BATS Trading's willful misconduct, fraud or breach of BATS Trading's obligations under this Routing Agreement.

9. Indemnification by BATS Trading. BATS Trading agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of BATS Trading, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. DISCLAIMER OF WARRANTY. ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY BATS TRADING, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT BATS TRADING IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, NEITHER BATS TRADING, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF BATS TRADING TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL BATS TRADING OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF BATS TRADING, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. Assignment. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without BATS Trading's prior approval, which will not be unreasonably withheld. BATS Trading may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. Force Majeure. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither BATS Trading nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. BATS Trading, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. BATS Trading, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by BATS Trading after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to BATS Trading at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between BATS Trading and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User:____________________

Signature:____________________

Printed Name:____________________

Title:____________________

BATS Trading, Inc.

Signature:____________________

Printed Name:____________________

Title:____________________

Date: ____________________

BATS Global Markets, Inc.
Market Maker Registration Application

Members applying to become Market Makers registered with BATS Exchange, Inc. (BZX), BATS Y-Exchange, Inc. (BYX), EDGA Exchange, Inc. (EDGA) and/or EDGX Exchange, Inc. (EDGX) (each, an "Exchange") are required to complete this Market Maker Registration Application. The Exchange may require additional information from any Member prior to determining whether to register such Member as a Market Maker. Members are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

To apply, please complete this Market Maker Registration Application and submit with all required supplementary materials via fax to 913.815.7119, email to membershipservices@bats.com or postal mail to:

c/o BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.,* FINRA), as necessary, to evaluate and process the application.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Member:		
Address of Principal Office:		
City:	State:	Zip:

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker: ___________

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange or association?

☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

NET CAPITAL

Excess Net Capital Amount: ______________________ As of Date: ______________

☐ Most recent Quarterly FOCUS Report enclosed

MARKET MAKER AUTHORIZED TRADERS (MMATs)

To be eligible for registration as a MMAT, as defined in BZX, BYX, EDGA and EDGX Exchange Rule 1.5(l), a person must successfully complete the General Securities Representative Examination (Series 7)[1]. Market Makers must maintain a current list of MMATs who are permitted to enter orders on behalf of the Market Maker pursuant to BZX and BYX Exchange Rule 11.8(a)(4), EDGA Exchange Rule 11.21(a)(4) and EDGX Exchange Rule 11.20(a)(4).

Name: ______________________________ CRD #: _______________

Series 7 Qualification: ☐ Yes ☐ No

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: _______________

Name: ______________________________ CRD #: _______________

Series 7 Qualification: ☐ Yes ☐ No

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: _______________

Name: ______________________________ CRD #: _______________

Series 7 Qualification: ☐ Yes ☐ No

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: _______________

Name: ______________________________ CRD #: _______________

Series 7 Qualification: ☐ Yes ☐ No

Seeking registration on: ☐ BZX Exchange ☐ BYX Exchange ☐ EDGA Exchange ☐ EDGX Exchange

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: _______________

[1] In exceptional cases and where good cause is shown, the Exchange may waive such requirement. Contact Membership Services at 913.815.7002 for more information regarding requesting a waiver of the Series 7 requirement.

MARKET MAKER RESTRICTIONS

Restrictions apply to a Market Maker registered in a UTP Derivative Security that derives its value from any of the following: one or more currencies, commodities, derivatives based on one or more currencies or commodities, or a basket or index comprised of currencies or commodities (collectively, "Reference Assets"). BZX Exchange Rule 14.11(j)(5) and BYX, EDGA and EDGX Rule 14.1(c)(5) require a Market Maker registered in a UTP Derivative Security to file with the respective Exchange(s) and keep a current list identifying all accounts for trading Reference Assets or any derivative instruments based on a Reference Asset of that UTP Derivative Security, which the Member: (1) holds an interest; (2) has investment discretion; or (3) shares in the profits and/or losses.

If the applicant intends to become a registered Market Maker in a UTP Derivative Security, please submit a current list of accounts in which the underlying physical asset or commodity, related futures or options on futures, or any other related derivatives are traded to the Regulatory Department at surveillance@bats.com.

The undersigned attests that the information provided in this application on behalf of the Member is complete and accurate. Furthermore, the undersigned acknowledges that the Member agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

____

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date

BATS Exchange, Inc.
Competitive Liquidity Provider Registration Application

Any currently approved BATS Exchange Market Maker on BATS Exchange, Inc. (the "Exchange") is eligible to apply to become a Competitive Liquidity Provider ("CLP"). To become a CLP, a current BATS Exchange Market Maker is required to complete a Competitive Liquidity Provider Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a CLP.

To apply, please complete and submit this Competitive Liquidity Provider Registration Application via fax to 913.815.7119, email to membershipservices@bats.com or certified or first class mail to:

BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION

Date:	CRD #:	
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:

CLP TRADING IDENTIFIERS

Applicant must identify to the Exchange the identifiers it will use for CLP trading. A CLP may not use identifiers for trading activity at the Exchange in assigned CLP securities that is not CLP trading activity, but may use the same unique identifiers for trading activity in securities not assigned to such CLP. If a Member does not identify to the Exchange the unique identifier to be used for CLP trading activity, the Member will not receive credit for such CLP trading.

MPID(s) to be used for CLP Trading Activity:

____

____

____

SECURITIES

Identify the types of issues in which the Applicant intends to become registered as a CLP:

☐ Corporate Issuers (Tier I or Tier II)

☐ Exchange Traded Products, including ETFs

OTHER BUSINESS ACTIVITIES

☐ Public Securities Business ☐ Proprietary Trading ☐ Dealer/Specialist

☐ Equities Market Maker ☐ Investment Banking ☐ Other: ______________________

OTHER AFFILIATIONS

Is the Applicant registered as a market maker or liquidity provider on any registered national securities exchange or association (e.g., NYSE DMM or SLP, ARCA LMM, etc.)?

☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

____

____

REPRESENTATIONS AND ACKNOWLEDGEMENTS

REPRESENTATIONS OF APPLICANT:

By executing this Application, the undersigned agrees as follows:

- The Applicant represents that it has adequate technology to support electronic trading through the systems and facilities of the Exchange;
- The Applicant represents that it has adequate trading infrastructure to support CLP trading activity, which includes support staff to maintain operational efficiencies in the CLP program and adequate administrative staff to manage the Member's participation in the CLP program;
- The Applicant represents and warrants that the business unit of the Member acting as a CLP has in place information barriers between the CLP unit and the Applicant's customer, research and investment banking business;
- The Applicant recognizes that all CLP orders must only be for the proprietary account of the CLP Member; and
- The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

WAIVER OF CONFIDENTIALITY AND ANONYMITY:

Further, the Applicant further acknowledges and agrees as follows:

The Applicant acknowledges that the User Agreement by and between the Exchange and Applicant (the "User Agreement"), including but not limited to Sections 8 and 10, require the Exchange to keep Applicant's identity confidential and would preclude the Exchange from publishing any information regarding information and data that Applicant or Applicant's agent enters into the Exchange ("Transaction Data"). Notwithstanding such provisions, Applicant hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use Transaction Data within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), even if such market data products present Transaction Data in a manner that provides Applicant's volume ranking on the Exchange in one or more securities. Further, Applicant hereby agrees that Exchange can publicly identify Applicant as a CLP on the Exchange. Finally, Applicant agrees that Exchange can provide confidential information derived from Transaction Data to issuers relating to the market in an issuer's own securities and that such information may include Applicant's identity.

APPLICANT

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

BATS Exchange, Inc.
Application for Eligibility to Become a Lead Market Maker* In BATS Exchange Primary Listed Securities

Unless otherwise indicated by BATS Exchange, this application shall be submitted only by a BATS Registered Market Maker that seeks to apply to become a Lead Market Maker ("LMM") in a particular BATS Exchange listed exchange traded product ("ETP"). In addition to the information requested below, any LMM applicant (an "Applicant" or "LMM Applicant") that wishes to provide additional information to the issuer (*e.g.*, trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

APPLICANT INFORMATION	
Name of Applicant:	WebCRD#:
MPID(s) to be used for LMM Trading:	
LMM BUSINESS CONTACT	**PRIMARY LMM CONTACT****
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone

Information regarding new ETPs subject to the LMM Program should be sent to this email address: ______________________

☐ Applicant's Form BD is updated and available on WebCRD®.
☐ Applicant's Market Maker Authorized Traders (MMAT) have been registered with BATS Exchange in WebCRD.

INFORMATION FOR LEAD MARKET MAKER

LMMs are subject to BATS Exchange rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to the rules referenced below.

BATS Exchange Rule 11.8(e)(2)(A):
LMMs shall be selected by the Exchange based on factors including, but not limited to, experience with making markets in ETPs, adequacy of capital, willingness to promote the Exchange as a marketplace, issuer preference, operational capacity, support personnel, and history of adherence to Exchange rules and securities laws.

BATS Exchange Rule 11.8(e):

(2)(C) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation.

(1)(D) The term "Minimum Performance Standards" means a set of standards applicable to an LMM that may be determined from time to time by the Exchange. Such standards will vary between LMM Securities depending on the price, liquidity, and volatility of the LMM Security in which the LMM is registered. The performance measurements will include: (A) percent of time at the NBBO; (B) percent of executions better than the NBBO; (C) average displayed size; and (D) average quoted spread.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

______________________ ______________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor — Date

______________________ ______________________
Print Name — Title

*Must be a registered Market Maker under BATS Rule 11.7 prior to submitting this application.
** The Primary contact for the LMM must be present at any interviews with an issuer in connection with an LMM application.

BATS Global Markets, Inc.
User Agreement Addendum to Permit Attribution

This User Agreement Addendum to Permit Attribution (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Global Markets, Inc. ("BGM"), on behalf of its wholly-owned subsidiaries BATS Exchange, Inc. (BZX), BATS Y-Exchange, Inc. (BYX), EDGA Exchange, Inc. (EDGA) and EDGX Exchange, Inc. (EDGX) (each, an "Exchange") and the user referenced below ("User"). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes attribution of Covered Data (as defined below) in Exchange data products and/or on the Exchange's public website.

Executed versions of this Addendum and any other requested documents can be delivered to the Exchange via fax to 913.815.7119, email to membershipservices@bats.com or postal mail to:

c/o BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214.

TERMS OF ADDENDUM

Whereas, the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and BGM, on behalf of the Exchange, agree as follows:

1. Scope. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference. This Addendum shall only apply to the Trading Platform(s), Attribution Type(s) and Attributed MPIDs selected by User below (collectively, the "Covered Data").

Trading Platform: User limits the applicability of this Addendum to the following Exchange trading platform(s):

☐ BATS Exchange, Inc. (BZX Equities)
☐ BATS Exchange, Inc. (BZX Options)
☐ BATS Y-Exchange, Inc. (BYX)
☐ EDGA Exchange, Inc. (EDGA)
☐ EDGX Exchange, Inc. (EDGX)

Attribution Type: User limits the applicability of this Addendum to the following types of attribution:

☐ Allow Use of User's Identity in connection with its Aggregate Volume Ranking Relative to other Users

☐ Allow Quote Attribution

Attributed MPIDs: User limits the applicability of this Addendum to the following MPIDs:

☐ Aggregate all User MPIDs ☐ Limit Attribution to Selected MPIDs: ____________________

2. Modification of User Agreement. The parties acknowledge that the User Agreement, including but not limited to Sections 8 and 10, requires the Exchange to keep User's identity confidential and would preclude the Exchange from publishing any information regarding information and data that User or User's agent enters into the Exchange. Notwithstanding such provisions, User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, revocable license to receive and use Covered Data (as defined by User's selection(s) above) within Exchange market data products and/or on the Exchange's public website even if such use of Covered Data is inconsistent with the terms of the User Agreement. The license granted hereunder shall remain in effect for the term of the User Agreement, unless this Addendum is terminated earlier by User or Exchange upon 30 days written notice to the other party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User:______________________________

Signature:______________________________

Printed Name:______________________________

Title:______________________________

BATS Global Markets, Inc.

Signature:______________________________

Printed Name:______________________________

Title:______________________________

Date:______________________________

BATS Global Markets, Inc.
Volume Aggregation and Execution Detail Request

This request for volume aggregation and detailed execution information is made to BATS Exchange, Inc. (BZX), BATS Y-Exchange, Inc. (BYX), EDGA Exchange, Inc. (EDGA), and/or EDGX Exchange, Inc. (EDGX) (each, an "Exchange") by the Members noted below. This request should be completed by Members who are affiliated as evidenced on each Member's Form BD. "Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

The Members noted below would like to request aggregation of all equities and/or options volume submitted to the Exchange(s) by each Member with an approved trading mnemonic. Additionally, the Members request detailed execution information for all aggregated volume. By signing below, each Member acknowledges and agrees that the other Member(s) will have access to the same information and releases each Exchange from any liability associated with providing detailed execution information.

An executed version of this Request can be delivered to the Exchange via fax to 913.815.7119, email to membershipservices@bats.com or postal mail to:

c/o BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214.

Member Name:	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

Member Name:	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

Member Name:	CRD #:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

BATS Exchange, Inc.
Retail Member Organization Application

The completion of this application is required in order to be qualified by BATS Exchange, Inc. (the "Exchange" or "BZX") as a Retail Member Organization ("RMO") and submit Retail Orders.

A "Retail Order" is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to BZX by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. For purposes of this application, the term "natural person" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a natural person can include an order on behalf of an account held in a corporate legal form, such as an Individual Retirement Account, a Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order originates from an individual.

If an RMO uses an algorithm to determine to send an existing Retail Order to the Exchange, such order is acceptable and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g., price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

See BZX Rule 11.25 for a full definition of terms and requirements.

GENERAL INFORMATION		
Name of Applicant Broker-Dealer:		WebCRD #:
Address of Principal Office:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
BUSINESS AND TECHNOLOGY QUESTIONS		
As a BZX Member, do you currently have connectivity to the Exchange? ☐ Yes ☐ No If yes, is this connectivity utilized for order routing, receiving market data or both? ☐ Order routing ☐ Receiving market data ☐ Both		
If you are using a Service Bureau (e.g. Order Management System "OMS") for BZX connectivity, please provide the name of the technology provider(s):		
Please identify all MPIDs that will be used to submit Retail Orders.		
Members sending Retail Orders may elect that their display-eligible orders be included in the Exchange's proprietary data feeds as Attributable Orders utilizing a generic "RTAL" designation on either an order-by-order basis or by establishing a port-level default. Please contact the Trade Desk at 913.815.7001 or tradedesk@bats.com if you will be requesting that a specific port be designated with the "RTAL" identifier.		

BUSINESS AND TECHNOLOGY QUESTIONS (CONT.)

Please describe the current business structure of the division within your Firm that qualifies you as an RMO (attach an additional sheet if more space is needed):

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. Examples of this supporting documentation may include sample marketing literature, website screenshots and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that your order flow would meet the requirements of the Retail Order definition. Additionally, please provide a copy of your Written Supervisory Procedures (WSPs) related to the requirements set forth in BZX Rule 11.25(b)(6).

☐ Applicant has attached supporting documentation, including WSPs (required)

RMO SUPERVISORY REQUIREMENTS

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as Retail Orders would meet the qualifications for such orders under BZX Rule 11.25. Applicant further attests that it has in place WSPs pursuant to Rule 11.25(b)(6). Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule, and
(ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order. The Applicant must:

(i) obtain an annual written representation from each broker-dealer customer that sends its orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule (a form acceptable to the Exchange for such annual written representation is attached hereto); and
(ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

____
Applicant Broker-Dealer

____
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____
Date

____
Print Name

____
Title

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to maintain an agreement with each firm.

This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Member Organization – Broker-Dealer Customer Agreement (the "Agreement") is between ________________________________, (the "RMO") and ________________________________, (the "Customer"), which is a registered broker-dealer.

2. This Agreement authorizes the RMO to route Retail Orders and modifications to BZX on behalf of Customer pursuant to BZX Rule 11.25.

3. By executing this Agreement, Customer represents that it will only send orders to the RMO that are to be designated as Retail Orders if the entry of such orders to BZX will be in compliance with the requirements of Rule 11.25. Customer represents that it will designate orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology. Customer further represents that it will maintain written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met. Customer agrees to attest annually that it continues to comply with the conditions outlined in this paragraph.

Retail Member Organization

____
Signature

____
Print Name

____
Title (must be an officer)

____
Name of Member Organization

____
WebCRD #

____
Date

Customer

____
Signature

____
Print Name

____
Title (must be an officer)

____
Name of Customer

____
WebCRD #

____
Date

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to obtain an annual written attestation from each firm.

This Attestation has been created for your convenience and represents a form of Attestation acceptable to the Exchange. Copies of this Attestation should be kept for your files.

1. In connection with the Retail Member Organization Application of ______________________________ (the "RMO") and pursuant to BZX Rule 11.25, the undersigned represents that it is a Broker-Dealer Customer of the RMO and sends orders to the RMO pursuant to the Retail Member Organization – Broker-Dealer Customer Agreement.

2. By executing this Attestation, Customer hereby certifies the following:

   (a) It only sends orders to the RMO that are designated as Retail Orders and are in compliance with the requirements of BZX Rule 11.25.
   (b) It designates orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology.
   (c) It maintains written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met.

Customer

____
Signature

____
Print Name

____
Title (must be an officer)

____
Name of Customer

____
WebCRD #

____
Date

BATS Global Markets, Inc.
Direct Debit Opt-In Form

The Depository Trust & Clearing Corporation offers a Direct Debit program that allows Exchanges to bill their Members directly through the Clearing Firm's account. BATS Exchange, Inc. (BZX), BATS Y-Exchange, Inc. (BYX), EDGA Exchange, Inc. (EDGA) and EDGX Exchange, Inc. (EDGX) (each, an "Exchange") use this process to bill Section 31 Fees (mandatory direct debit) and Transaction Fees (optional direct debit).

To Opt-In for Direct Debit of Transaction Fees, this Form must be completed for each Member/Clearing Firm relationship. Executed versions of this Form can be delivered to the Exchange via fax to 913.815.7119, email to membershipservices@bats.com or postal mail to:

c/o BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

All Transaction Fee invoices that result in a credit due to the Member will be cleared during the Exchange's regular rebate processing. These payments can be in the form of a check or ACH, according to the Member's preference.

Trading Platform(s), check all that apply:

☐ BATS Exchange, Inc. (BZX)
☐ BATS Y-Exchange, Inc. (BYX)
☐ EDGA Exchange, Inc. (EDGA)
☐ EDGX Exchange, Inc. (EDGX)

MPID(s), list all that apply attaching additional page(s) as necessary:

Member Name	Clearing Firm Name / NSCC #
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor
Printed Name / Title	Printed Name / Title
Date	Date

BATS Global Markets, Inc.
Non-Member Clearing Firm Information Document

INFORMATION DOCUMENT – To be completed by the Non-Member Clearing Firm of Members of BATS Exchange, Inc. (BZX), BATS Y-Exchange, Inc. (BYX), EDGA Exchange, Inc. (EDGA) and/or EDGX Exchange, Inc. (EDGX) (each, an "Exchange").

The undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned further represents that it is requesting to have its NSCC participant number added to the Exchange's system to facilitate clearance and settlement of transactions made by Members of the Exchange.

An executed version of this Document can be delivered to the Exchange via fax to 913.815.7119, email to membershipservices@bats.com or postal mail to:

c/o BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214.

GENERAL INFORMATION		
Clearing Firm Name:		NSCC #:
Address of Principal Office:		
City:	State:	Zip:

BUSINESS CONTACT	
Name:	Email:
Title:	Phone:

CLEARING LETTER OF GUARANTEE CONTACT	
Name:	Email:
Title:	Phone:

CLEARING BREAKS CONTACT	
Name:	Email:
Title:	Phone:

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Printed Name / Title

____
Date

BATS Global Markets, Inc.
Sponsored Access Application

In order to join BATS Exchange, Inc. (BZX), BATS Y-Exchange, Inc. (BYX), EDGA Exchange, Inc. (EDGA) and/or EDGX Exchange, Inc. (EDGX) (each, an "Exchange") as a Sponsored Participant, an Applicant and their Sponsoring Member must complete and submit all materials listed on the Application Checklist below via fax to 913.815.7119. email to membershipservices@bats.com or postal mail to:

c/o BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

APPLICATION CHECKLIST
☐ Sponsored Access Application, including • Sponsoring Member Consent • Sponsored Participant Agreement
☐ A detailed description of how the Sponsoring Member will comply with the requirements of SEC Rule 15c3-5: *Risk Management Controls for Brokers or Dealers with Market Access*
☐ A copy of the Sponsoring Member's Policies and Procedures, specifically addressing SEC Rule 15c3-5
☐ User Agreement – per Exchange
☐ Securities Routing Agreement – per Exchange

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at membershipservices@bats.com or 913.815.7002.

BATS Global Markets, Inc.
Sponsored Access Application

SPONSORING MEMBER INFORMATION			SPONSORING MEMBER BUSINESS CONTACT	
Firm:			Name:	
Address:			Email:	
City:	State:	Zip:	Phone:	Fax:

SPONSORED PARTICIPANT INFORMATION			SPONSORED PARTICIPANT BILLING ADDRESS		
Firm:			Firm:		
Address:			Address:		
City:	State:	Zip:	City:	State:	Zip:

SPONSORED PARTICIPANT BUSINESS CONTACT		SPONSORED PARTICIPANT BILLING CONTACT	
Name:		Name:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

PORT SELECTION

Port Type: ☐ BOE ☐ FIX ☐ DROP ☐ FIX DROP

Quantity: _____ _____ _____ _____

Is the Sponsored Participant allowed to enter Short Sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $________________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:____________________ ☐ Other:____________________

What type of connection(s) is the Sponsored Participant requesting? ☐ Test ☐ Production

CLEARING (EQUITIES AND/OR OPTIONS)

Please list the MPID/DTCC # that the Sponsored Participant is permitted to use: _________ / _________

Please list the Executing Firm ID/OCC # that the Sponsored Participant is permitted to use: _________/_________

AUTHORIZATION

This form is governed by all terms and conditions set forth in the BZX, BYX, EDGA and/or EDGX Sponsored Access Application and Agreements. The Exchange provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Sponsoring Member Firm:	Date:
Printed Name/Title:	Signature:

BATS Global Markets, Inc.
Sponsoring Member Consent

We, ________________________________, a Member of the Exchange, are hereby notifying the Exchange that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.3, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.3, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

______________________________	______________________________
Sponsoring Member Name	CRD Number
______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title

BATS Global Markets, Inc.
Sponsored Participant Agreement

On behalf of the Sponsored Participant, the undersigned agrees to comply with the Exchange Certificate of Incorporation, Bylaws, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall enter into and maintain a Routing Agreement with BATS Trading, Inc., if it will use the routing services provided by that entity;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such Authorized Traders;
- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use or access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this agreement; and
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended

Sponsored Participant Name	CRD Number (if applicable)
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

BATS Global Markets, Inc.
Service Bureau Application and Agreements

SERVICE BUREAU INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

BILLING ADDRESS			BILLING CONTACT	
Firm:			Name:	
Address:			Email:	
City:	State:	Zip:	Phone:	Fax:

PORT SELECTION

Port Type: ☐ BOE ☐ FIX ☐ DROP ☐ FIX DROP

Quantity: ______ ______ ______ ______

CONNECTIVITY

Which connectivity option will you use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:____________________ ☐ Other:____________________

What type of connections are you requesting? ☐ Test ☐ Production

AUTHORIZATION

This form is governed by all of the terms and conditions set forth in the BATS Global Markets, Inc. Service Bureau Agreement. The persons listed above are the only individuals authorized to order or update services at BATS on behalf of the Service Bureau. Please contact Membership Services at 913.815.7002 or email membershipservices@bats.com to add or delete authorized contacts.

BATS provides a best effort attempt to cancel all open orders from a Member/Service Bureau upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by BATS will be error free or operate without interruption. By signing below, you agree and acknowledge that BATS is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Service Bureau:	Date:
Printed Name/Title:	Signature:

BATS Global Markets, Inc.
Service Bureau Port Fee Agreement

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between BATS Global Markets, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("BATS"), on behalf of itself and BATS Exchange, Inc., BATS Y-Exchange, Inc., EDGA Exchange, Inc., and EDGX Exchange, Inc., each a Delaware corporation, and any other market subsidiary hereinafter created or acquired by BATS and operated by BATS or a subsidiary of BATS (collectively, the "Exchange"), and the Authorized Service Bureau referenced below ("Service Bureau").

1. **Rights of Service Bureau.** BATS has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients.** If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange and/or has entered into a BATS Global Markets, Inc. Data Agreement with BATS Global Markets, Inc.(as may be amended, modified or supplemented from time to time, the "Data Agreement"), pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus.** If Service Bureau has not entered into a User Agreement or Data Agreement, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees.** Service Bureau agrees to make timely payment of fees charged specifically for linking to Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Service Bureau agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau of any such change to Port Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change, except to the extent a shorter period is: (i) required due to any situation that necessitates a change to Port Fees on an accelerated basis or otherwise precludes such advance notice, or (ii) required pursuant to an order of a court, an arbitrator or a regulatory agency.

4. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours written notice given by either party to the other.

5. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement constitutes the sole and entire agreement of the parties to this Agreement, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both oral and written, with respect to such subject matter; however, execution of this Agreement does not in any way affect the enforceability of any previously executed Service Bureau Agreement entered into by and among any Exchange, Service Bureau and Member of such Exchange, This Agreement will bind each party's successors-in-interest. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of the Exchange, provided, however, that the Exchange shall not unreasonably withhold such consent. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be

unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau:____________________	BATS Global Markets, Inc.
Signature:____________________	Signature:____________________
Printed Name:____________________	Printed Name:____________________
Title:____________________	Title:____________________
	Date:____________________

BATS Global Markets, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is by and among BATS Global Markets, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("BATS"), on behalf of itself and BATS Exchange, Inc., BATS Y-Exchange, Inc., EDGA Exchange, Inc., and EDGX Exchange, Inc., each a Delaware corporation, and any other market subsidiary hereinafter created or acquired by BATS and operated by BATS or a subsidiary of BATS (collectively, the "Exchange"), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. The Service Bureau acknowledges that it is a party to a Service Bureau Port Fee Agreement with BATS or any one or more of the Exchanges.

3. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

4. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

5. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

6. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on net less than 24 hours written notice given by either party to the other.

7. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE OF EXECUTION BY BATS SET FORTH BELOW.

Service Bureau:	Member:	BATS Global Markets, Inc:
Signature	*Signature*	*Signature*
Printed Name	*Printed Name*	*Printed Name*
Title (must be an officer)	*Title (must be an officer)*	*Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID of Member*	

This agreement should apply to the Exchanges noted below:

☐ BATS Exchange, Inc. ☐ BATS Y-Exchange, Inc. ☐ EDGA Exchange, Inc. ☐ EDGX Exchange, Inc.

If applicable to BATS, is the request for an ☐ MPID (equities) ☐ EFID (options) or ☐ Both

BATS Global Markets, Inc.
Data Agreement
(Formerly the Exchange Data Vendor Agreement)

This BATS Global Markets, Inc. Data Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS, as operator of the Exchanges, and Data Recipient.

1. Definitions. The following terms, when used in this Agreement, shall have the meanings set forth below:

"Act" shall mean the Securities Exchange Act of 1934, as amended.

"Additional Agreements" shall mean the User Agreement, BATS Data Feed Order Form and System Description, Direct Edge System Description/Data Feed Request, Price List, Fee Schedule, and any additional terms and conditions, policies or agreements entered into in writing by Data Recipient with BATS or any of its subsidiaries or affiliates (including without limitation Direct Edge, Inc.) relating to the subject matter hereof.

"Agreement" shall mean this BATS Global Markets, Inc. Data Agreement, including any attachments or documents referenced or incorporated herein, as may be amended, modified, or supplemented from time to time.

"BATS" shall mean, collectively, BATS Global Markets, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, and its subsidiaries and affiliates, including, without limitation, the Exchanges.

"BATS Indemnified Parties" shall mean, collectively, BATS and its subsidiaries, affiliates, and its and their respective owners, officers, directors, employees, and agents.

"BATS Invoiced Subscribers" shall mean any Data User that BATS chooses to invoice directly, as distinguished from Data Recipient Invoiced Subscribers.

"BATS Specifications" shall mean the written specifications, as may be amended, modified, or supplemented from time to time, for the System with which Data Recipient's system must comply.

"Claims and Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Connectivity Fees" shall mean fees charged specifically for connecting to Exchange in order to receive Exchange Data.

"Data Feed Subscriber" shall mean any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purpose of reporting usage or qualification.

"Data Fees" shall mean fees charged in connection with the use or redistribution of Exchange Data.

"Data Recipient" shall mean the data recipient referenced below and its affiliates, as identified in writing to BATS. The term "Data Recipient" includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

"Data Recipient Account Agreement" shall mean an agreement with an External Subscriber that (a) governs the accounts held by the External Subscriber with Data Recipient through which the External Subscriber is entitled to access Exchange Data, including any limitations on an External Subscriber's right to redistribute Exchange Data, and (b) protects BATS and the BATS Indemnified Parties to the same extent as if Data Recipient had presented and the External Subscriber had signed a Subscriber Agreement as per the applicable Exchange Requirements.

"Data Recipient Indemnified Parties" shall mean, collectively, Data Recipient and its subsidiaries, affiliates and its and their respective owners, officers, directors, employees, and agents.

"Data Recipient Invoiced Subscribers" shall mean any Data User that, per BATS' decision, are charged or assessed by Data Recipient for Exchange Data.

"Data User" shall mean any Person that receives Exchange Data from Data Recipient.

"Exchange" and **"Exchanges"** shall mean, individually or collectively, BATS Exchange, Inc., BATS Y-Exchange, Inc., EDGA Exchange, Inc. EDGX Exchange, Inc., and any other market subsidiary hereinafter created or acquired by BATS and operated by BATS or a subsidiary of BATS.

"Exchange Data" shall mean certain data and other information disseminated relating to securities or other financial instruments, products, vehicles, or devices; or relating to Persons regulated by BATS or to activities of BATS; or gathered by BATS from other sources, in each case sourced by BATS within the U.S.

"**Exchange Requirements**" shall mean (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations applicable to the Exchanges; (c) the Exchanges' decisions, policies, interpretations, user guides, operating procedures, specifications (including without limitation the BATS specifications), requirements and other documentation that is regulatory or technical in nature published on BATS' web site; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other requirements.

"External Subscriber" shall mean any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Internal Subscriber" shall mean any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Redistributor" shall mean another distributor from which Data Recipient receives Exchange Data and for which such distributor cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

"Service Facilitator" shall mean a Person receiving Exchange Data from Data Recipient for the sole purpose of facilitating dissemination of Exchange Data through Data Recipient's service in accordance with the terms and conditions of this Agreement.

"Subscriber Agreement" shall mean any agreement that BATS may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

"System" shall mean the system BATS has developed for creation and/or dissemination of Exchange Data.

"System Description" shall mean the BATS Data Feed Order Form and System Description and/or Direct Edge System Description/Data Feed Request, as applicable, and any other description of Data Recipient's system for receiving, transmitting and disseminating Exchange Data that is provided to and approved by BATS.

"User Agreement" shall mean an agreement by and between Data Recipient and the Exchange, pursuant to which Data Recipient has the right to access the Exchange to, among other things, enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book, as such agreement may be amended, modified, or supplemented from time to time.

2. Exchange Users. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

If Data Recipient is a member of an Exchange, then Data Recipient expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of any applicable Exchange; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by BATS to enforce compliance with, or impose sanctions for violations of, applicable Exchange Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's membership on an Exchange in accordance with applicable Exchange Requirements.

3. **Other Recipients.** If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient's System Description and approved by BATS and not for any purpose inconsistent with the terms of this Agreement.

4. **Use of Exchange Data.** BATS hereby grants to Data Recipient a worldwide, non-exclusive, non-transferable license to: (a) copy, store, process, commingle, and use any Exchange Data received (i) directly from the Exchange; (ii) through an approved BATS extranet; (iii) through an authorized data feed provider (i.e., a Redistributor); or (iv) otherwise, and (b) distribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in accordance with the terms of this Agreement and Exchange Requirements, as available on BATS' web site and as may be amended, modified, or supplemented from time to time. Data Recipient shall ensure that the Exchange Data is clearly attributed as originating from the applicable Exchange.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and Data User are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Exchange rules and Exchange Requirements. Any use of the Exchange Data by Data Recipient and Data User, including, but not limited to, distribution or reprocessing, unless expressly described in Data Recipient's System Description and approved by BATS, is prohibited.

Should Data Recipient intend to make any material change to its System Description or in Data Recipient's use of the Exchange Data (including, but not limited to, redistribution and reproduction) in any manner not then described in Data Recipient's System Description, Data Recipient may only do so with BATS' prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. BATS shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from BATS in accordance with this Section 4. Data Recipient is not required to notify BATS of non-material changes to its System Description.

5. **Record Retention by Data Recipient.** Data Recipient shall maintain complete and accurate records relating to the receipt of Exchange Data in accordance with the Exchange Requirements and other such information as BATS from time to time may reasonably request in writing.

6. **Reporting.** Data Recipient shall comply with the requirements of BATS as to usage reporting as BATS requires from time to time in writing. Unless otherwise provided by BATS, Data Recipient shall use reasonable efforts to provide such reporting within 15 days of the end of the applicable reporting period set forth by BATS but BATS shall not consider such reporting to be late until 45 days after the due date.

7. **Proprietary Nature of Exchange Data.** BATS represents that Exchange Data and the System constitute valuable proprietary information and rights of BATS and the Exchanges. Data Recipient expressly acknowledges and agrees that, as between BATS and Data Recipient, BATS has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on any of BATS' markets; (b) relates to activities that are regulated or operated by one or more of BATS' markets; (c) BATS derives from Exchange Data that originates on or relates to any of BATS' markets; and (d) is a compilation or other rights in information and data that BATS gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between BATS and Data Recipient, be and remain the sole and exclusive property of BATS. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by BATS, its licensees, transferees and assignees, of the proprietary rights of BATS in Exchange Data and the System. Data Recipient acknowledges and agrees that third party information providers who provide information, goods and services to BATS in connection with the creation of Exchange Data have exclusive rights in their respective information and data. BATS makes no proprietary claim to any information derived from Exchange Data by Data Recipient.

8. Right to Deny Distribution. BATS retains the right to direct Data Recipient to terminate any external distribution of Exchange Data for any reason or no reason, in which event BATS shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

9. Use of Name. BATS shall not: (a) advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its web site displays, without the prior written consent of Data Recipient.

10. Right to Audit. During the term of this Agreement and for a period 12 months thereafter, Data Recipient shall make its premises available to BATS or its appointed agent for physical inspection of Data Recipient's use of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received), during normal business hours, upon reasonable advance notice, to verify the accuracy of reports in accordance with Exchange Requirements and to ensure that the type and amount of fees, if any, calculated or stated to be payable to BATS are complete and accurate. While on Data Recipient's premises, BATS or its appointed designee shall comply with Data Recipient's written standard security policies and procedures to the extent made known by Data Recipient to BATS or its appointed designee. In no event will BATS or its appointed agent audit Data Recipient more than once in any 12 month period, unless necessary due to a reasonable suspicion of non-compliance with any material provision of this Agreement. Data Recipient shall comply promptly with any reasonable request from BATS for information regarding Data Recipient's receipts, usage, processing, display and redistribution of Exchange Data. The costs of such audit shall be borne by BATS unless such audit reveals an underpayment by Data Recipient of 10% or more or a material breach of the rights or licenses granted to Data Recipient under this Agreement; in such case, Data Recipient shall reimburse BATS for its costs and expenses in conducting such audit, to the extent that such costs and expenses are commensurate with industry standards.

11. Qualification Requirements; Data Recipient Indemnification. Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to a Data User who, at the time of receipt thereof, is of a type qualified (as set forth in applicable Exchange Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that BATS may have different qualification requirements for different Data Users.

Data Recipient may have an obligation to obtain an executed Subscriber Agreement from External Subscribers or cause Data Feed Subscribers to execute a BATS Global Markets, Inc. Data Agreement with BATS. Data Recipient shall have no obligation to obtain an executed Subscriber Agreement from External Subscribers if Data Recipient represents and warrants that it has, or will have in place before distributing Exchange Data to any External Subscriber, a legally valid and enforceable Data Recipient Account Agreement with such External Subscriber.

Data Recipient may use a Service Facilitator to facilitate the dissemination of Exchange Data in Data Recipient's service, provided that Data Recipient has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any Exchange Data to any Service Facilitator, that: (a) includes all limitations on the Service Facilitator's right to redistribute Exchange Data; and (b) protects BATS and the BATS Indemnified Parties to the same extent as if the Service Facilitator had signed a BATS Global Markets, Inc. Data Agreement with BATS directly.

Data Recipient shall indemnify BATS, all BATS Indemnified Parties and any third parties that provide information, goods, and services to BATS in connection with the creation of Exchange Data against any assertion of claims or losses relating against the BATS Indemnified Parties made by an External Subscriber who receives Exchange Data from Data Recipient (or any Person relying upon Exchange Data received by such a Data User) arising from Data Recipient's election to distribute Exchange Data to such External Subscriber pursuant to this Section 11 rather than presenting the Subscriber Agreement to such Persons. In terms of recordkeeping and retention, Data Recipient Account Agreements shall be subject to applicable Exchange Requirements. In the event of a dispute with Data User(s) relating to Exchange Data, Data Recipient agrees to provide BATS with copies of the relevant portions of the Data Recipient Account Agreements. In the text of a Subscriber Agreement, Data Recipient may be referenced as "Vendor".

If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and BATS (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within 5 business days after receipt of notice from BATS of such failure or untruth, cease providing Exchange Data to such Data User and shall, within 10 business days following the receipt of such notice, confirm such cessation by notice to BATS. Data Recipient shall be solely responsible for the acts and omissions of Internal

Subscribers. If a Data User is to be terminated under this provision, then BATS will request all Data Recipients to cease providing Exchange Data to such Data User.

12. Modifications; Fees. Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by BATS to continue: (a) Exchange Data, the System, or any aspect of either, in the present form or configuration or under the current BATS Specifications; or (b) to use existing communications facilities. BATS, in its sole discretion, may make modifications, additions, and/or deletions: (i) to Exchange Data, the System, or any aspect of either; (ii) to the BATS Specifications; (iii) to its communications facilities; or (iv) to BATS' decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, specifications, user guides and the Additional Agreements). BATS will use commercially reasonable efforts to provide Data Recipient with at least 60 days' notice of any material modification, addition, or deletion, except to the extent a shorter period is: (x) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (y) required pursuant to an order of a court, an arbitrator or a regulatory agency.

Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Connectivity Fees and Data Fees shall be set forth in Exchange rules or posted on the BATS' web site. Connectivity Fees and Data Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of distribution of Exchange Data by BATS to Data Recipient. Data Recipient agrees to pay BATS a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, BATS reserves the right to change its fee schedule, including Connectivity Fees and Data Fees applicable to Data Recipient. BATS will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to BATS' web site) of any changes to Connectivity Fees. BATS will use commercially reasonable efforts to provide at least 60 days advance notice to Data Recipient (delivered via email and posted to BATS' web site) of any changes to Data Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. **Receipt or use of Exchange Data after the applicable notice period for any modification, addition, or deletion shall constitute acceptance of Exchange Data, Connectivity Fees, Data Fees, the System, the BATS Specifications, or other decisions, policies, operating procedures, requirements, and other documentation as so changed.**

All Data Users shall be either Data Recipient Invoiced Subscribers or BATS Invoiced Subscribers. Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for whom Data Recipient is responsible for the charges. BATS will bear the risk of non-payment by BATS Invoiced Subscribers. Data Recipient shall reasonably cooperate with BATS in any lawful efforts by BATS to collect unpaid charges due BATS from current or former BATS Invoiced Subscribers. Data Recipient may choose to pay BATS any charges due on behalf of any Data User. Upon Data Recipient's payment to BATS on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of BATS to recover such charges.

In addition, for Data Recipient Invoiced Subscribers, Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of BATS) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the amounts due BATS, then such amounts due shall be increased so that the net amount actually received by BATS after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges that are owed.

13. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than 30 days' written notice to BATS or by BATS on not less than 60 days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by BATS in the event that (a) Data Recipient is not permitted or not able to receive or BATS is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to BATS for regulatory, commercial or other reasons, made by Data Recipient in connection herewith, after BATS has notified Data Recipient in writing that such proposed action would constitute a default or breach hereunder; or (d) BATS, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or any Exchange, or likely to cause disproportionate harm to BATS' interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6, 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 20, 22, 23, 24, and 26. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

14. Confidentiality. Under this Agreement, BATS (and any BATS designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that BATS or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of BATS (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with disclosing party in every reasonable way to help disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, BATS or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of BATS' markets or over Data Recipient or any judicial or government order; (b) necessary to fulfill any BATS or Data Recipient regulatory responsibility, including any responsibility over members and associated Persons under the Act; or (c) necessary for BATS or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

BATS shall not disclose its audit findings to any third parties (other than to its directors and independent consultants or subcontractors who are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent BATS from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient or (b) create a context where Data Recipient's identity may be reasonably inferred.

15. LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES. Absent fraud or willful misconduct by BATS, or a claim arising out of BATS' indemnification or confidentiality obligations set forth herein, BATS, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or to any Data User or its affiliates, for any inaccurate or incomplete Exchange Data received from BATS or from a Redistributor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING BUT NOT LIMITED TO THE SYSTEM AND BATS SPECIFICATIONS, ARE BEING PROVIDED "AS IS." DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT BATS DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE TO DATA RECIPIENT, OR TO ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF BATS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DATA RECIPIENT, OR A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

16. Indemnification by Data Recipient. Absent fraud or willful misconduct by BATS or a claim arising out of BATS' indemnification or confidentiality obligations set forth herein, Data Recipient and its affiliates agree to indemnify and hold harmless BATS Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against BATS Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any failure of Data User to comply with the terms and conditions of any BATS required agreement for Exchange Data if Data Recipient has failed to notify BATS in writing of such non-compliance within 10 days after Data Recipient knows of such non-compliance (unless such Data User is a party to a BATS Global Markets, Inc. Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any BATS Indemnified Party made by any Data User (or any third party relying upon Exchange Data received by such Data User, unless such Data User is party to a BATS Global Markets, Inc. Data Agreement); (c) the receipt, use, or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; and (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) BATS promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon BATS' request, shall inform BATS of the status of any proceedings or negotiations; and (iii) BATS reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of BATS Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the BATS Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects BATS Indemnified Parties to any obligation in addition to those set forth herein.

17. Indemnification by BATS. BATS agrees to indemnify, defend and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with, or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (a) Data Recipient promptly notifies BATS in writing of any claim, action, or allegation; however, failure to promptly notify BATS of a claim shall not relieve BATS of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of BATS; (b) BATS shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. BATS, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein.

BATS shall not have the obligation to indemnify, defend and hold harmless Data Recipient's Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data, or any BATS Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data

Recipient uses the System, Exchange Data, or any BATS Specifications after BATS notifies Data Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data, or any BATS Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange Data, or BATS Specifications or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System furnished timely to Data Recipient by BATS, Exchange Data, or any BATS Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data, or any BATS Specifications without such hardware, software, or materials.

In the event of a claim, action or allegation of infringement or misappropriation or if, in BATS' reasonable opinion, such a claim, action or allegation is likely to occur or if the use of the System, Exchange Data, or any BATS Specifications is enjoined because of infringement or misappropriation, BATS may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data, or any BATS Specifications; (ii) replace or modify the System, Exchange Data, or any BATS Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by BATS in accordance with this Section) or any third party.

This Section sets forth the entire liability of BATS and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by BATS.

18. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement without the prior written consent of BATS; provided, however, that BATS shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger, or operation of law; or (c) a purchase of all or substantially all of Data Recipient's assets, in each case without the prior written consent of BATS, provided that Data Recipient (a) is not currently in breach of this Agreement or delinquent in any fees owed to BATS hereunder and (b) provides prior written notice to BATS. BATS may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party upon prior written notice to Data Recipient.

19. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

20. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

21. Relationship of the Parties. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

22. Entire Agreement; Priority Rules; Amendment; Waiver. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements entered into by Data Recipient with the Exchange shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between BATS and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings, including, without limitation, any Exchange Data Vendor Agreement entered into with the Exchanges. If there is any conflict or inconsistency between this Agreement and any of the Additional Agreements with respect to the receipt or use of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) the Price List or Fee Schedule; (b) the BATS Data Feed Order Form and System Description and/or Direct Edge System Description/Data Feed Request, as applicable; (c) this Agreement; (d) the User Agreement; and (e) any additional terms and conditions, policies or agreements entered into by Data Recipient with BATS or any of its subsidiaries or affiliates (including without limitation Direct Edge, Inc.) relating to the subject matter hereof.

Except as may otherwise be set forth in this Agreement, BATS may alter any term or condition of this Agreement or the Subscriber Agreement on 60 days' prior written notice to Data Recipient, and any receipt or use of Exchange Data after such date is deemed acceptance of the new term or condition. The means of notifying Data Recipient of such new term or condition may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the BATS web site or a successor site upon written notice to Data Recipient. No failure on the part of BATS or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

23. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

24. Affiliates. Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to BATS. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient.

For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

25. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

27. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Data Recipient: ______________________

Signature: ______________________

Printed Name: ______________________

Title: ______________________

BATS Global Markets, Inc., on behalf of itself and its subsidiaries and affiliates

Signature: ______________________

Printed Name: ______________________

Title: ______________________

Date: ______________________

BATS Global Markets, Inc.
Data Feed Order Form and System Description

☐ Initial Form ☐ Amended Form ☐ ADD/REMOVE Data Feed Subscription

DATA RECIPIENT INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BILLING ADDRESS			
Address of Billing Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		**BILLING CONTACT**	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
MARKET DATA ADMINISTRATOR*		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

***The Market Data Administrator will be assigned a web log-in to manage the Data Recipient's monthly usage reporting. Please attach an additional sheet with equivalent information if additional log-ins are required.**

How will you receive BATS data?
☐ Directly from BATS (complete Connectivity Section A)
☐ Through one or more data Vendors (complete Connectivity Section B)
☐ Both (complete Connectivity Sections A and B)

CONNECTIVITY – SECTION A

BZX / BYX Data Center Location: ☐ Primary – Weehawken ☐ Secondary – Chicago ☐ PoP - Secaucus

EDGA / EDGX Data Center Location: ☐ Primary – Secaucus ☐ Secondary – Chicago ☐ PoP - Weehawken

Connection Type:

☐ Co-location Cross connect ☐ 1G ☐ 10G ☐ Other: ____________________

☐ Long haul circuit

☐ Extranet

☐ GuavaTech, Inc.
☐ Interactive Data
☐ NYSE Tech (SFTI)
☐ QuantHouse
☐ SAVVIS, Inc.
☐ TMX Atrium Networks
☐ TNSi
☐ Other: ____________________

CONNECTIVITY – SECTION B

Please identify all market data Vendors through which you will receive BATS market data:

DATA FEED SUBSCRIPTION / CHANGE REQUEST

BATS Exchange, Inc. (BZX)

Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

Options Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TOP (Level 1)
☐ ADD ☐ REMOVE Effective Date: ____________

Last Sale
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.) ☐ ADD

BATS Y-Exchange, Inc. (BYX)

Multicast PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TCP PITCH
☐ ADD ☐ REMOVE Effective Date: ____________

TOP (Level 1)
☐ ADD ☐ REMOVE Effective Date: ____________

Last Sale
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.) ☐ ADD

EDGA Exchange, Inc. (EDGA)

Depth of Book
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.) ☐ ADD

EDGX Exchange, Inc. (EDGX)

Depth of Book
☐ ADD ☐ REMOVE Effective Date: ____________

Depth of Book w/ Order Attribution (*Additional Fees Apply*)
☐ ADD ☐ REMOVE Effective Date: ____________

Historical Data (Refer to the Additional BATS Data Feeds section below for additional instructions.) ☐ ADD

BATS One Feed

BATS One Summary
☐ ADD ☐ REMOVE Effective Date: ____________

BATS One Premium
☐ ADD ☐ REMOVE Effective Date: ____________

BATS One Summary Enterprise License
☐ ADD ☐ REMOVE Effective Date: ____________

BATS One Premium Enterprise License
☐ ADD ☐ REMOVE Effective Date: ____________

SYSTEM DESCRIPTION

Please provide a complete description of the system that makes use of BATS data, including the system name.

Name / Version of Data System: ______________________ Name/Version of Entitlement System ______________________

Please provide a description of the system that make use of the Data, and/or the Entitlement System:

Will your organization use BATS data internally? ☐ Yes ☐ No

Will your organization distribute BATS data to Affiliates**? ☐ Yes ☐ No

If yes, please complete the BATS Global Markets List of Affiliates.

** "**Affiliate**" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

Will your organization distribute BATS data externally? ☐ Yes ☐ No

If yes, is the data distribution ☐ Controlled ☐ Uncontrolled or ☐ Both

Please provide information for all Data Users receiving uncontrolled BATS data from your organization.

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

DATA USER INFORMATION			
Company Name:			Date:
Address of Principal Office:			
City:		State:	Zip Code:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

Please attach additional information as needed.

HOSTED SOLUTION CLIENTS

Please provide a list of Hosted Solution Clients if applicable. For a description of Hosted Solution requirements, please refer to the BATS Market Data Policies.

Name of Hosted Solution Clients	Registered Address

DATA FROM OPTIONS PRICING REPORTING AUTHORITY (OPRA)

Dissemination of BATS Options data is limited to parties who have equivalent access to Consolidated Options Information disseminated by OPRA for the same classes or series of options that are included in the Proprietary Information. Access to consolidated Options Information and access to Proprietary Information are deemed "equivalent" if both kinds of information are equally accessible.

Indicate whether you currently receive data from OPRA: ☐ Yes ☐ No

If yes, please indicate which vendor provides your OPRA data:____

ADDITIONAL BATS DATA FEEDS

HISTORICAL DATA

Data Recipients can subscribe to BATS Historical PITCH, TOP, and Last Sale data on a T+1 basis. Up to three months of data is available via download from the BATS website. Additional data can be uploaded to a 1TB hard drive for a single fee per drive.

A BATS web login account is required to subscribe to these Historical Data feeds. For assistance, please visit http://www.batstrading.com/market_data/products/ or contact the BATS Trade Desk at 913.815.7001 or tradedesk@bats.com.

For Historical EDGA/EDGX Depth of Book Data please contact the Market Data Team at marketdata@bats.com.

OTHER DATA FEEDS

BATS Auction Feed and BATS Multicast Latency Feed will continue to be provided free of charge to Data Recipients. To request a subscription to these feeds, contact the BATS Trade Desk at 913.815.7001 or tradedesk@bats.com.

I certify that the information provided within the System Description is accurate.

____________________________________ ____________________________________

Signature of Data Recipient Authorized Representative   Title

____________________________________ ____________________________________

Printed Name   Date

BATS Global Markets, Inc.
List of Affiliates

This List of Affiliates is for the BATS Global Markets, Inc. Data Agreement.

"Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Recipient from time to time, and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY BATS GLOBAL MARKETS, INC. AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA RECIPIENT AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

Data Recipient may regard changes to the table below as accepted by BATS unless BATS notifies Data Recipient of an objection within 30 days of receipt of notification of the change.

NAME OF AFFILIATE	REGISTERED ADDRESS

**Attach additional page(s) as necessary.*

I certify that the information provided on this List of Affiliates is complete and accurate.

____
Data Recipient Name

______________________________ ______________________________
Signature of Data Recipient Authorized Representative — Title

______________________________ ______________________________
Printed Name — Date

BATS Global Markets, Inc.
Subscriber Agreement

Vendor may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except by BATS Global Markets, Inc. or its affiliates (collectively, "BATS"), is void.

This BATS Global Markets, Inc. Subscriber Agreement (this "Agreement"), with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the subscriber referenced below ("Subscriber").

1. Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

"Claims or Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"Exchange Data" shall mean certain data and other information relating to securities or other financial instruments, products, vehicles or devices; or relating to Persons regulated by BATS or to activities of BATS; or gathered by BATS from other sources.

"Non-Professional Subscriber" shall mean any natural person who is not: (a) registered or qualified in any capacity with the SEC, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (b) engaged as an "investment advisor" as that term is defined in Section 202(a)(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); or (c) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Professional Subscriber" shall mean all other Persons who do not meet the definition of Non-Professional Subscriber.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Subscriber" shall mean, collectively, all Non-Professional Subscribers and Professional Subscribers.

"Vendor" shall mean "Data Recipient," as that term is defined in the BATS Global Markets, Inc. Data Agreement, as may be modified from time to time.

"Vendor's Service" shall mean the service from a Vendor, including the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and disseminating Exchange Data to or by Subscriber.

2. Use of Data. Subscriber may not sell, lease, furnish or otherwise permit or provide access to Exchange Data to any other Person or to any other office or place. Subscriber will not engage in the operation of any illegal business use or permit anyone else to use Exchange Data, or any part thereof, for any illegal purpose or violation of any BATS or SEC rule or regulation. Subscriber may not present Exchange Data rendered in any unfair, misleading, or discriminatory format. Subscriber shall take reasonable security precautions to prevent unauthorized Persons from gaining access to Exchange Data.

Use by Non-Professional Subscribers. Exchange Data is licensed only for personal use by a Non-Professional Subscriber. By representing to Vendor that Subscriber is a Non-Professional Subscriber, or by continuing to receive Exchange Data at a Non-Professional Subscriber rate, Subscriber is affirming to Vendor and BATS that Subscriber meets the definition of Non-Professional Subscriber as set forth herein. A Non-Professional Subscriber shall comply promptly with any reasonable request from BATS, or its designee, for information regarding the Non-Professional Subscriber's receipt, processing, display, use, and redistribution of Exchange Data.

Use by Professional Subscribers. Exchange Data is licensed for internal business use and/or personal use by a Professional Subscriber. Professional Subscriber may, on a non-continuous basis, furnish limited amounts of Exchange Data to customers in written advertisements, correspondence, or other literature during voice telephonic conversations not entailing computerized voice, automated information inquiry systems, or similar technologies. Professional Subscriber shall make its premises available to BATS, or its designee, for physical inspection of Vendor's Service and of Professional Subscriber's use of Exchange Data (including review of any records regarding use of or access to Exchange Data and the number and locations of all devices that receive Exchange Data), all at reasonable times and upon reasonable notice, to ensure compliance with this Agreement.

3. **Proprietary Data.** BATS grants to Subscriber a non-exclusive, non-transferable license during the term of the Agreement to receive Exchange Data distributed to it by Vendor and, thereafter, to use such Exchange Data as permitted under the terms of this Agreement and all applicable laws, statutes, rules, and regulations of BATS and the SEC, including but not limited to, BATS' rule filings, BATS' decisions and interpretations and any specifications or successors of such laws, statutes, rules, and regulations. Subscriber acknowledges and agrees that BATS and its affiliates have proprietary rights to Exchange Data that originates on or is derived from markets regulated or operated by BATS and compilation or other rights to Exchange Data gathered from other sources. Subscriber further acknowledges and agrees that BATS' third-party information providers have exclusive proprietary rights to their respective information. In the event of any misappropriation or misuse by Subscriber or anyone who accesses Exchange Data through Subscriber, BATS or its third-party information providers shall have the right to obtain injunctive relief for its respective materials. Subscriber shall attribute the source of Exchange Data as appropriate under all circumstances.

4. **Payment.** Subscriber shall assume full and complete responsibility for the payment of any taxes, charges, or assessments imposed on Subscriber or BATS (except for U.S. federal, state, or local incomes taxes, if any, imposed on BATS) by any foreign or domestic national, state, provincial, or local governmental bodies, or subdivisions thereof, and any penalties or interest relating to the provision of Exchange Data to Subscriber. Interest shall be due from the date of the invoice to the time that the amounts that are due have been paid. To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of Vendor's Services for failure to make payments shall not be considered an improper limitation of access by BATS. For Professional Subscribers, if any payment is due directly to BATS under this Agreement, payment in full is due BATS in immediately available funds within 30 days of the date of an invoice, whether or not use is made of, or access it made to, Exchange Data. Subscriber agrees to pay BATS a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

5. **System.** Subscriber acknowledges that BATS, in its sole discretion, may from time to time make modifications to its system or Exchange Data. Such modifications may require corresponding changes to be made to Vendor's Service. Changes or the failure to make timely changes by Vendor may sever, delay, or otherwise affect Subscriber's access to or use of Exchange Data. BATS shall not be responsible for any such effects. BATS does not endorse or approve any Vendor, Vendor's Service or equipment utilized by Vendor or Subscriber.

6. **Limitation of Liability.**

BATS, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Subscriber or to any other Person for any inaccurate or incomplete Exchange Data received from BATS or from Vendor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions.

This Section shall not relieve BATS, Vendor, Subscriber, or any other Person from liability for damages that result from their own gross negligence or willful tortious misconduct or from personal injury or wrongful death claims.

BATS, Vendor, and Subscriber understand and agree that the terms of this Section reflect a reasonable allocation of risk and limitation of liability.

7. **Disclaimer of Warranties.** SUBSCRIBER EXPRESSLY ACKNOWLEDGES THAT BATS AND ITS THIRD-PARTY INFORMATION PROVIDERS DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. Third-Party Information Providers' Limitation of Liability. BATS' third-party information providers shall have no liability for any damages, whether direct or indirect, whether lost profits, indirect, special, or consequential damages of Subscriber or any other Person seeking relief through Subscriber relating to the accuracy of or delays or omissions in any Exchange Data provided by BATS' third-party information providers, even if the third-party information providers have been advised of the possibility of such damages. In no event will the liability of the third-party information providers or their affiliates to Subscriber or any other Person seeking relief through Subscriber pursuant to any cause of action, whether in contract, tort, or otherwise, exceed the fee paid by Subscriber or any other Person seeking relief through Subscriber, as applicable.

9. Claims and Losses. Subscriber agrees to indemnify and hold harmless BATS, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons from any and all Claims or Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Subscriber with the terms and conditions hereof; and (b) any third-party actions related to Subscriber's receipt and use of Exchange Data, whether authorized or unauthorized under this Agreement. Each party agrees to indemnify and hold harmless (and in every case, BATS shall be permitted to solely defend and settle) another party (including BATS) and their owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons, against any Claims or Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying party provided that: (a) the indemnified party promptly notifies the indemnifying party in writing of the Claims or Losses; and (b) the indemnified party reasonably cooperates in the defense of the Claims or Losses.

10. Termination. Subscriber acknowledges that BATS, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use Exchange Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of Exchange Data and confirm such compliance by written notice to BATS. Any affected Person will have available to it such procedural protections as are provided by the Securities Exchange Act of 1934 (the "Act") and applicable rules and regulations thereunder. In addition to the termination rights permitted under any agreement Subscriber may have with Vendor, this Agreement may be terminated by Subscriber upon 30 days' written notice to Vendor and by BATS upon 30 days' written notice either to Vendor or Subscriber. In the event of Subscriber's breach, the discovery of the untruth of any representation or warranty of Subscriber, or where directed by the SEC in its regulatory authority, BATS may terminate this Agreement upon not less than 3 days' written notice to Subscriber provided either by BATS or Vendor.

11. Notices. All communications required to be given in writing to BATS under this Agreement shall be directed to:

BATS Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, KS 66214
Attn: Legal Department

Direct communication to Subscriber at the last address known to Vendor shall be considered given (a) upon actual receipt if delivered by email, or (b) upon posting the notice or other communication on www.bats.com or a successor site. Subscriber promptly shall give written notice to Vendor of any change in the name or place of residence or business at which Exchange Data is received.

12. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Neither Vendor nor Subscriber shall assign this Agreement (including by operation of law) without the prior written consent of BATS, provided, however, that BATS shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Subscriber may assign this Agreement to an affiliate or subsidiary without the prior written consent of BATS, provided that the assigning party is not currently in breach of this Agreement or delinquent in any fees owed to BATS. BATS may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Vendor and Subscriber.

13. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

14. Entire Agreement; Amendment; Waiver. This Agreement constitutes the complete and entire agreement of the parties to this Agreement with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict and/or inconsistency between this Agreement and Vendor's agreement with Subscriber, the terms of this Agreement shall prevail as between BATS and Subscriber. BATS may modify any term of this Agreement upon 60 days' written notice either to Vendor or Subscriber, and any use of Exchange Data after such date shall be deemed acceptance of the new term or condition. No failure on the part of BATS or Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

15. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Subscriber hereby submits to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement.

16. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

17. Third-Party Beneficiary. Vendor and Subscriber hereby designate BATS as a third-party beneficiary of this Agreement, having the right to enforce any provision herein.

18. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

19. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Non-Professional Subscriber or Professional Subscriber (see Section 2 above).

Subscriber Type: ☐ Individual – Complete Section A.

☐ Firm or Organization – Complete Section B.

A. Individual Subscriber Information

Subscriber Name:______________________________

Signature:______________________________ Date:__________

Subscriber Status: ☐ **Professional** ☐ **Non-Professional***

**To qualify as a Non-Professional Subscriber, you must meet all of the terms set forth in Section 2 of the Agreement.*

B. Organizational Subscriber Information

Subscriber Organization Name:______________________________

Representative Name:______________________________ Title:__________

Signature:______________________________ Date:__________

**The Representative must be authorized in writing by the organization or firm to execute the Agreement. BATS may request documentation evidencing this authority.*

Vendor Information (for Vendor or Data Provider Use Only)

Vendor Name:______________________________

Representative Name:______________________________ Title:__________

Signature:______________________________ Date:__________

**The Representative must be authorized in writing by Vendor to execute the Agreement. BATS may request documentation evidencing this authority.*

BATS Global Markets, Inc.
Service Facilitator List

This Service Facilitator List is for the BATS Global Markets, Inc. Data Agreement.

DATA RECIPIENT INFORMATION	
Company Name:	Date:

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		
Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No		

SERVICE FACILITATOR INFORMATION		
Company Name:		Date:
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		
Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No		

**Attach Additional pages(s) as necessary*

I certify that the information provided on this Service Facilitator List is complete and accurate.

____
Data Recipient Name

____
Signature of Data Recipient Authorized Representative

____
Title

____
Printed Name

____
Date

BATS Global Markets, Inc.
External Controlled Data Distributor Trial Addendum

This BATS Global Markets, Inc. External Controlled Data Distributor Trial Addendum (this "Addendum") amends and supplements the BATS Global Markets, Inc. Data Agreement (including any amendments thereto, the "Data Agreement") entered into between BATS Global Markets, Inc., a Delaware corporation ("BATS"), and the External Controlled Data Distributor referenced below ("ECDD"). Capitalized terms used and not defined in this Addendum shall have the respective meanings set forth in the Data Agreement.

A. ECDD qualifies as an External Controlled Data Distributor, as specified in the BATS Global Markets, Inc. U.S. Market Data Policies (as may be amended by BATS in its discretion from time to time, the "Policies").

B. ECDD desires to offer Exchange Data to Data Users on a trial basis.

C. BATS is willing to permit such distribution of Exchange Data to Data Users on a trial basis, subject to the terms and conditions of this Addendum.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, BATS and ECDD agree as follows:

1. **Trial.** ECDD may provide Exchange Data to Data Users on a trial basis, solely in accordance with the Trial Usage terms and conditions set forth in the Policies.

2. **Disclaimer and Limitation.** ECDD ACKNOWLEDGES AND AGREES THAT (A) ANY AND ALL EXCHANGE DATA PROVIDED UNDER THIS ADDENDUM IS PROVIDED ON AN "AS IS," "AS AVAILABLE" BASIS, WITHOUT WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, (B) AS BETWEEN BATS AND ECDD, ECDD SHALL BE SOLELY RESPONSIBLE FOR ALL DISTRIBUTION AND USE OF ANY EXCHANGE DATA PURSUANT TO THIS ADDENDUM, AND (C) UNDER NO CIRCUMSTANCES SHALL BATS, ANY EXCHANGE OR ANY OTHER AFFILIATES OF BATS HAVE ANY LIABILITY FOR ANY EXPENSES, COSTS, DAMAGES, LOSSES AND LIABILITIES OF ANY NATURE WHATSOEVER, INCLUDING WITHOUT LIMITATION DIRECT, INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE OR INDIVIDUAL DAMAGES, LOST PROFITS, OR TRADING LOSSES, REGARDLESS OF THE FORM OF ACTION, AND WHETHER OR NOT FORESEEABLE, ARISING OUT OF THIS ADDENDUM OR ANY USE OF, INABILITY TO USE, OR RELIANCE UPON ANY EXCHANGE DATA PROVIDED HEREUNDER.

3. **Indemnification.** ECDD shall indemnify and hold harmless BATS Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against BATS Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any distribution by ECDD of Exchange Data under this Addendum, and/or (b) any use of, inability to use, or reliance upon any Exchange Data by any Data User to which ECDD provides Exchange Data on a trial basis, whether or not authorized by ECDD.

4. **Miscellaneous.** This Addendum amends and supplements the Data Agreement and all terms thereof are hereby incorporated by reference herein. In the event of any conflict between the terms of this Addendum and the terms of the Data Agreement, the terms of this Addendum shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by their duly authorized officers.

External Controlled Data Distributor	**BATS Global Markets, Inc. on behalf of itself and its subsidiaries and affiliates**
Firm: ____________________	Signature: ____________________
Signature: ____________________	Printed Name: Bryan Harkins
Printed Name: ____________________	Title: EVP, Head of US Markets
Title: ____________________	Date: ____________________

BATS Global Markets, Inc.
U.S. Market Data Policies

Table of Contents

BATS Global Markets, Inc.
U.S. Market Data Policies

Under the terms of the BATS Global Markets, Inc. Data Agreement ("**Data Agreement**"), firms receiving Exchange Data must adhere to these BATS U.S. Market Data Policies (the "**Policies**"). These Policies cover the receipt, use, pricing, reporting, and distribution of U.S. Exchange Data. Unless otherwise specified, references herein to "Exchange Data" refer to U.S. Exchange Data. For policies specific to the receipt, use, pricing, reporting, and distribution of European Exchange Data, including terminology and pricing unique to European Exchange Data, please refer to the BATS Chi-X Europe Market Data Policy available on the BATS Chi-X Europe website.

BATS Global Markets, Inc. ("**BATS**") reserves the right to update these Policies from time to time and will communicate any updates to Data Recipients via email and the BATS website. All capitalized terms used herein that are not defined below are defined in the Data Agreement.

1 Definitions

Controlled Data Distributor – A Data Recipient that (i) provides Exchange Data to a Data User (either an Internal Subscriber or an External Subscriber) and (ii) controls the entitlements of and display of information to such Data User. If the Data User is either an employee of the Controlled Data Distributor or an employee of an Affiliate of the Controlled Data Distributor identified on the BATS List of Affiliates (*i.e.*, an Internal Subscriber), such Controlled Data Distributor is considered to be an "**Internal Controlled Data Distributor**." If the Data User is not an employee of the Controlled Data Distributor or of an Affiliate thereof identified on the BATS List of Affiliates (*i.e.*, an External Subscriber), such Controlled Data Distributor is considered to be an "**External Controlled Data Distributor**."

Data Feed Subscriber – Any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purposes of reporting usage or qualification.

Data Recipient – A third party that receives a data feed directly from BATS or through a third party that is an Uncontrolled Data Distributor and includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

Data User – Any Person that receives Exchange Data from Data Recipient.

Display Usage – The access to and/or use of Exchange Data by a Data User via a graphical user interface, application or other medium which displays Exchange Data.

Non-Display Usage – Any accessing, use, processing and/or consuming of Exchange Data that is not Display Usage, including but not limited to accessing, use, processing and/or consuming of Exchange Data by a machine or automated device for a purpose other than to display Exchange Data.

Non-Professional Data User – A natural person who is not: (i) registered or qualified in any capacity with the Securities Exchange Commission, the Commodity Futures Trading Commission, any state securities agency, any securities exchange or association; any commodities or futures contract market or association; (ii) engaged as an "investment adviser" as that term is defined in Section 201(11) of the Investment Advisers Act of 1940 (whether or not registered or qualified under that Act); or (iii) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that will require registration or qualification if such functions were performed for an organization not so exempt."

Professional Data User - Any Data User other than a Non-Professional User.

Uncontrolled Data Distributor – A Data Recipient that is authorized by BATS to distribute Exchange Data externally to a customer that is not an Affiliate of Data Recipient where the Data Recipient does not control the entitlements of and display of information to such customer (*i.e.*, a "Data Feed Subscriber").

2 Display Requirements

Attribution

Each Data Recipient must identify BATS as the source of any Exchange Data through use of the name of the applicable Exchange – "**BATS BZX Exchange**", "**BATS BYX Exchange**", "**BATS EDGA Exchange**" or "**BATS EDGX Exchange**" – on applicable depth of book displays of Exchange Data. Distributors of BATS quote or last sale information to Data Users must provide a prominent attribution message on all displays, including wall boards, tickers, mobile devices, and audio announcements on voice response services. In the case of a ticker, the attribution message should be interspersed with the Exchange Data at least every 90 seconds.

Quote/Last Sale Information Source	Required Attribution Message
BZX PITCH, BZX TOP, or BZX Last Sale	BATS BZX Real-Time Quote or BATS BZX Real-Time Last Sale
BYX PITCH, BYX TOP, or BYX Last Sale	BATS BYX Real-Time Quote or BATS BYX Real-Time Last Sale
EDGX EdgeBook Depth	BATS EDGX Real-Time Quote or BATS EDGX Real-Time Last Sale
EDGA EdgeBook Depth	BATS EDGA Real-Time Quote or BATS EDGA Real-Time Last Sale
BATS One	BATS One Real-Time Quote or BATS One Real-Time Last Sale

If the Exchange Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Exchange Data as delayed (*e.g.*, "**Data Delayed 15 Minutes**"). Alternatives for Exchange Data attribution on displays may be permitted with the prior written approval of BATS if the alternative accurately and unambiguously describes the source of the Exchange Data. Requests for alternative attribution may be made via email to marketdata@bats.com.

Marketing Materials

Each Data Recipient may use BATS' corporate name, the names of BATS' market data products, and the trademarks of BATS set forth in Appendix A attached hereto (all such names and markets collectively, the "**BATS Marks**") in any marketing, publicity or advertising materials related to the business of the Data Recipient, *provided that* such use of the BATS Marks is solely for purposes of exercising Data Recipient's rights under the Data Agreement and is in compliance with the guidelines for use of the BATS Marks set forth in Appendix B attached hereto.

3 Record Retention Requirements

Each Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Data Agreement, including without limitation the receipt, use, display and distribution of Exchange Data and the administration of the BATS Subscriber Agreement or equivalent, if applicable.

4 Data Recipient Approval Requirements

Each firm that is requesting Exchange Data must complete and submit to BATS the following: (i) Data Agreement, (ii) List of Affiliates (if applicable); (iii) Exchange Data Order Form and System Description; and (iv) Service Facilitator List (if applicable). The Exchange Data Order Form and System Description requires firms to provide key contact information, identify the desired feed(s) and a description of the system that makes use of Exchange Data internally or if you are distributing externally, a description of the service(s) and Exchange Data you plan to provide to Data Users.

Each completed Data Agreement, List of Affiliates (if applicable), Exchange Data Order Form and System Description, and Service Facilitator List (if applicable) should be emailed to marketdata@bats.com for approval.

5 Distribution to Affiliates of Data Recipient

Any Data Recipient that distributes Exchange Data to one or more of its Affiliates must complete and submit the BATS List of Affiliates showing the Affiliate(s) receiving Exchange Data. An "**Affiliate**" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "**Control**" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate.

One or more of the entities (each a "Connected Entity") that is part of the group comprised of the Data Recipient and the Affiliates listed on the List of Affiliates (collectively, the "Affiliate Group") is permitted to own connectivity with BATS to receive Exchange Data directly from BATS. Each Connected Entity shall be identified in writing to BATS. Any member of the Affiliate Group that also receives Exchange Data indirectly from another Data Recipient (in addition to a Connected Entity) that is an Uncontrolled Data Distributor is not required to complete and return to BATS a separate Data Agreement and Exchange Data Order Form and System Description. Rather that entity is bound by the same Data Agreement and other relevant documents executed by the applicable member of the Affiliate Group.

6 Uncontrolled Data Distributor Requirements

To become an Uncontrolled Data Distributor, the Data Recipient must describe, using the Exchange Data Order Form and System Description, its plan to distribute Exchange Data externally to any customer that is not an Affiliate of the Data Recipient.

Request Process

Uncontrolled Data Distributors are responsible for either (i) directing each prospective Data Recipient to download the required documents from the BATS website, or (ii) providing a hard copy of each required document to the prospective Data Recipient. Required documents include the following:

- Signed Data Agreement
- Completed and signed Exchange Data Order Form and System Description
- Completed and signed BATS List of Affiliates (if applicable)
- Completed and signed BATS Service Facilitator List (if applicable)

Approval Process

After the required documents have been completed, the prospective Data Recipient must submit the required documents to BATS (as described above) for approval. BATS will review the documents and may contact the Data Recipient directly for additional information. The review of the documents includes, but is not limited to, a review of the intended use of the Exchange Data and the entitlements.

Upon approval, BATS will notify both the Data Recipient and the Uncontrolled Data Distributor via fax or email. Once approved by BATS, the Uncontrolled Data Distributor is authorized to provide the approved Exchange Data to the Data Recipient. **A new Data Recipient may not receive Exchange Data until and unless BATS has specifically approved the distribution of the requested Exchange Data product.** Please note that if an Uncontrolled Data Distributor provides Exchange Data to an unapproved Data Recipient or releases any Exchange Data prior to BATS' approval, the Uncontrolled Data Distributor is responsible for paying BATS any fees and other charges that would have been assessed such Data Recipient during the unauthorized time frame had the Data Recipient and release of Exchange Data to such Data Recipient been approved.

7 Uncontrolled Data Distributor Reporting

BATS requires all Uncontrolled Data Distributors of Exchange Data to submit reports, on a monthly basis, providing firm and Exchange Data details (as described below) for each Data Feed Subscriber receiving the Exchange Data. Each such report must include the following:

- Each Data Recipient's name, contact information, and billing address
- Address at which each Data Recipient receives the Exchange Data
- Exchange (BZX, BYX, EDGA, EDGX or product name if the Exchange Data is an aggregate of multiple BATS exchanges)) and type of Exchange Data subscribed to by each Data Recipient
- The earliest date upon which each Data Recipient received or will receive such Exchange Data from the Uncontrolled Data Distributor (installation date)
- The last date upon which each Data Recipient received or will receive such Exchange Data from the Uncontrolled Data Distributor (termination date)

Uncontrolled Data Distributors may report to BATS by entering details directly or via upload files in CSV format. Monthly reporting for the prior month's activity is due on the 15th of the current month (*i.e.*, August 15th is the due date for July reporting).

Please contact marketdata@bats.com if you have any questions about reporting requirements. If you are newly reporting to BATS, a user login will be created for you to access the system.

8 Controlled Data Distributor Requirements and Reporting

Internal Controlled Data Distributors

Internal Controlled Data Distributors have the right to provide Exchange Data to employees of the Internal Controlled Data Distributor or any Affiliate thereof (*i.e.*, Internal Subscribers) identified on a BATS List of Affiliates submitted by the Internal Controlled Data Distributor to BATS, and are not required to qualify such Data Users to BATS. Internal Controlled Data Distributors of U.S. Exchange Data are not required to report their Data Users' usage quantities to BATS.

Internal Controlled Data Distributors are not required to administer a BATS Subscriber Agreement or equivalent with Internal Subscribers. Only a Data Agreement, List of Affiliates (if applicable) and Exchange Data Order Form and System Description completed by the Internal Controlled Data Distributor is required to be submitted to BATS.

External Controlled Data Distributors

External Controlled Data Distributors must administer a BATS Subscriber Agreement **or equivalent** to each Data User, or External Subscriber, whether an individual or a firm (except for Trial Users as defined below). BATS will not administer this agreement or equivalent to an External Controlled Data Distributor's customers.

The Data Agreement specifies that External Controlled Data Distributors must administer Subscriber Agreements to all External Subscribers. If an External Controlled Data Distributor opts not to administer a Subscriber Agreement, then the External Controlled Data Distributor is required to indemnify BATS in the event of a claim by an External Subscriber or otherwise.

External Controlled Data Distributors have four options to administer the BATS Subscriber Agreement **or equivalent**.

Administration Options for the BATS Subscriber Agreement	
1. Data Recipient Indemnification	Data Recipient administers its own agreement to External Subscribers as an equivalent to the BATS Subscriber Agreement. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
2. Incorporation by Reference	Data Recipient adds specific language into the Data Recipient's own agreement with the External Subscriber. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
3. Online Click-Through Subscriber Agreement	Data Recipient offers the agreement via the Internet. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.
4. Hard Copy Subscriber Agreement	Data Recipient provides External Subscriber with a paper copy of the BATS Subscriber Agreement. Data Recipient retains executed originals, but does **not** submit the agreement to BATS.

Option 1 – Data Recipient Indemnification

Section 11 of the Data Agreement permits External Controlled Data Distributors to choose to indemnify BATS in lieu of administering the BATS Subscriber Agreement to each External Subscriber.

External Controlled Data Distributors that opt for indemnification are required to include certain basic protections and rights in their own legally enforceable customer agreements that ensure BATS is protected to the same extent as if the External Controlled Data Distributors had administered the BATS Subscriber Agreement to each External Subscriber. An External Controlled Data Distributor may then provide the Exchange Data immediately after administering its own account agreement to the External Subscriber.

External Controlled Data Distributors that opt for indemnification must follow these guidelines:

1. Prior to distributing the Exchange Data, the External Controlled Data Distributor will have in place a legally valid and enforceable contract (a "Data Recipient Account Agreement") with the External Subscriber that (i) governs the accounts held by the External Subscriber with the External Controlled Data Distributor through which the External Subscriber is entitled to access the Exchange Data, including any limitations on the External Subscriber's right to redistribute the

Exchange Data, and (ii) protects BATS and the BATS Indemnified Parties (as defined in the Data Agreement) to the same extent as if the External Controlled Data Distributor had presented and the External Subscriber had signed the BATS Subscriber Agreement.

2. In terms of recordkeeping and retention, Data Recipient Account Agreements are subject to applicable BATS requirements. In the event of a dispute with External Subscriber(s) relating to the Exchange Data, the External Controlled Data Distributor agrees to provide BATS with copies of the relevant Data Recipient Account Agreements.
3. External Controlled Data Distributor must indemnify BATS, all BATS Indemnified Parties and any third parties against any assertion of claims or losses relating to the Exchange Data made by an External Subscriber who receives the Exchange Data from the External Controlled Data Distributor (or any person relying upon the Exchange Data received by such External Subscriber) arising from External Controlled Data Distributor's election to distribute Exchange Data to such External Subscriber under a Data Recipient Account Agreement rather than under a BATS Subscriber Agreement.

Option 2 – Incorporation by Reference

In lieu of administering the exact language of the BATS Subscriber Agreement to each Subscriber, External Controlled Data Distributors may choose to add specific language protecting BATS to their own legally valid and enforceable customer contract (each a "Data Recipient Account Agreement") in addition to offering a copy of the BATS Subscriber Agreement. Thus, by signing the Data Recipient Account Agreement, External Subscribers also assent to the standard BATS Subscriber Agreement terms.

External Controlled Data Distributors that opt for "Incorporation by Reference" must follow these instructions:

1. Include the language below prominently on the signature page of the Data Recipient Account Agreement. Prior to including this language in the Data Recipient Account Agreement, in the blank provided, insert the term in the Data Recipient Account Agreement that references the person receiving the information (*i.e.*, customer, account holder, subscriber, member, etc.).

   By executing this Agreement, ______________________, (known as "Subscriber" in the BATS Global Markets Holdings, Inc. Subscriber Agreement) agrees that:

   a. it has read and agrees to be bound by the BATS Global Markets Holdings, Inc. Subscriber Agreement, a copy of which is attached hereto;

   b. the Data Recipient/Vendor (i) is not an agent of BATS Global Markets Holdings, Inc.; (ii) is not authorized to add to or delete any terms of provisions from the BATS Global Markets Holdings, Inc. Subscriber Agreement; and (iii) is not authorized to modify any provision of the BATS Global Markets Holdings, Inc. Subscriber Agreement; and

   c. no provision has been added to or deleted from the BATS Global Markets Holdings, Inc. Subscriber Agreement and that no modifications have been made to it. Both the Subscriber and the person executing on behalf of the Subscriber warrant that the Subscriber is legally able to undertake the obligations set forth in and the signatory is duly authorized to bind the Subscriber to the BATS Global Markets Holdings, Inc. Subscriber Agreement.

2. Provide each External Subscriber with a copy of the BATS Subscriber Agreement.

Once the Data Recipient Account Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided a copy of the BATS

Subscriber Agreement, BATS considers the External Subscriber to be authorized to receive Exchange Data. Please note that BATS does **not** require External Controlled Data Distributors to submit copies of the executed Data Recipient Account Agreements to BATS.

Option 3 – Online Click-Through Version

External Controlled Data Distributors are permitted to offer an online click-through version of the BATS Subscriber Agreement to each External Subscriber, but if a BATS Subscriber Agreement is not administered properly, the External Controlled Data Distributor must indemnify BATS in the event of a claim.

To offer an online click-through version of the BATS Subscriber Agreement to External Subscribers, copy the full text of the BATS Subscriber Agreement and complete the necessary programming to ensure the External Subscriber can enter the following information:

- Firm Name
- Full Name of Person Authorized to Sign the Agreement
- Title of Person Authorized to Sign the Agreement
- Date of Authorization

The following language must be provided to the External Subscriber where the External Subscriber must agree to it by marking the applicable checkbox:

> "ACCEPTED AND AGREED: I, an authorized officer of the Subscriber to which the preceding terms and conditions refer, acknowledge that I have read the preceding terms and conditions of this Agreement, that I understand them, and that I hereby manifest my assent to, and my agreement to comply with, those terms and conditions by "clicking" on the following box."

Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required.

Once these steps have been completed, BATS considers the External Subscriber to be authorized to receive Exchange Data.

Option 4 – Hard Copy Agreement

External Controlled Data Distributors are permitted to offer a hard copy/paper version of the BATS Subscriber Agreement to each External Subscriber. BATS permits External Controlled Data Distributors to accept faxed and scanned copies of the agreement as legal documents.

External Controlled Data Distributors that opt for the hard copy version of the BATS Subscriber Agreement should follow these instructions:

1. Copy the text of the BATS Subscriber Agreement onto company letterhead.

2. Print the BATS Subscriber Agreement on your organization's letterhead for your records.

Once the BATS Subscriber Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided an executed copy of the BATS Subscriber Agreement, BATS considers the External Subscriber to be authorized to receive Exchange Data.

Display Usage Reporting

External Controlled Data Distributors are required to report the number of devices used for Display Usage to BATS depending on the requirements for the specified data product as follows:

Product	Display User Reporting Requirement
BATS PITCH	No Reporting Required
BATS TOP	No Reporting Required
BATS Last Sale	No Reporting Required
BATS One Feed	Monthly Reporting Required[1]

If a product shown above requires no reporting, External Controlled Data Distributors do not have to report the Data Users receiving the controlled data or Data User display quantities. For products that require Display Data User Reporting, External Controlled Data Distributors must count every Professional Data User and Non-Professional Data User to which they provide Exchange Data. Thus, the External Controlled Data Distributor's count will include every Data User that accesses the Exchange Data, regardless of the purpose for which the Data User uses the Exchange Data. External Controlled Data Distributors must report all Professional Data Users and Non-Professional Data Users in accordance with the following:

- In connection with an External Controlled Data Distributor's distribution of Exchange Data, the External Controlled Data Distributor should count as one Data User each unique Data User that the External Controlled Data Distributor has entitled to have access to the Exchange Data. However, where a device is dedicated specifically to a single individual, the External Controlled Data Distributor should count only the individual and need not count the device.

- The External Controlled Data Distributor should identify and report each unique Data User. If a Data User uses the same unique method to gain access to the Exchange Data, the External Controlled Data Distributor should count that as one Data User. However, if a unique Data User uses multiple methods to gain access to the Exchange Data (e.g., a single Data User has multiple passwords and user identifications), the External Controlled Data Distributor should report all of those methods as one Data User.

- External Controlled Data Distributors should report each unique individual person who receives access through multiple devices as one Data User so long as each device is dedicated specifically to that individual.

- If an External Controlled Data Distributor entitles one or more individuals to use the same device, the External Controlled Data Distributor should include only the individuals, and not the device, in the count.

External Controlled Data Distributors must submit usage reports of real-time Exchange Data on a monthly basis using either TCB Data or the BATS Data Recipient Declaration system by entering details directly or via upload files in CSV format. Monthly reporting for the prior month's activity is due on the 15th of the

[1] Pending SEC approval

current month (*i.e.*, August 15th is the due date for July reporting). For Display Usage reporting, firms may submit revised reporting in order to correct errors in the reporting of total quantities or Data User categorization. External Controlled Data Distributors may only submit revised reporting within 60 days of the date where usage activity occurred 30 calendar days after the reporting due date (i.e., June 14th for April reporting). Each report must include the following:

- Data User Firm name, contact information, and billing address
- Address at which Data User receives the Exchange Data
- Type of service
- The earliest date upon which a Data User receives the Exchange Data from the External Controlled Data Distributor
- The last date upon which a Data User receives the Exchange Data from the External Controlled Data Distributor (termination date)
- Number of Display Data Users

External Controlled Data Distributors that distribute Exchange Data to Data Users that have obtained an Enterprise license are not required to report Data User quantities monthly, but are required to provide Data User quantities for each Data User every six months.

Non-Display Usage Reporting

Non-Display Usage may include but is not limited to:

- Algorithmic/automated trading
- Order routing
- Surveillance
- Order management
- Risk management

At this time, firms *are not required* to report Non-Display Usage to BATS.

Usage Fees

Display Usage fees by Data Users will be collected by the External Controlled Data Distributor and then remitted to BATS, including Enterprise fees, if applicable. See Section 12 of these Policies for more details. There are no Non-Display Usage fees.

Notice and Enforcement

Each External Controlled Data Distributor shall (i) enforce each of its External Subscriber's compliance with the terms of the Subscriber Agreement; (ii) provide BATS written notice of any violation thereof by an External Subscriber, immediately upon becoming aware of such violation; (iii) provide BATS notice of termination of any BATS Subscriber Agreement, immediately upon receiving or serving notice of such termination; (iv) provide BATS any assistance as BATS may reasonably request in enforcing BATS' rights under any BATS Subscriber Agreement; (v) upon BATS' request, cease providing any Exchange

Data to any External Subscriber; and (vi) provide BATS written notice promptly upon becoming aware of any acts or omissions of any External Subscriber or other person, in addition to those otherwise required to be reported herein, which External Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of BATS in any Exchange Data or threaten the security or operations of any systems or other technology utilized by or on behalf of BATS or any Data Recipient to disseminate any Exchange Data.

Hosted Solutions

Controlled Data Distributors may also provide clients with a controlled product that contains Exchange Data offered by a Controlled Data Distributor on behalf of a client organization, where the Controlled Data Distributor provides Exchange Data to a client organization's external Data Users by creating and administering a Website or other system on behalf of the client, which system is substantially controlled by the Controlled Data Distributor substantially for the purpose of reporting usage or qualification but is white labeled with client's name and/or brand(s) to appear as though it is offered by or on behalf of the client organization, or otherwise benefits such client organization (each, a "**Hosted Solution**"). Each Controlled Data Distributor that provides a Hosted Solution must sign the Data Agreement and describe the Hosted Solution offered within the Exchange Data Order Form and System Description. In addition, the Controlled Data Distributor must specifically identify each new client organization receiving a Hosted Solution on an updated Exchange Data Order Form and System Description, and must ensure that the Hosted Solution provided complies with the BATS requirements for control and display. Display Usage reporting for Hosted Solutions may be required depending on the product's reporting requirements specified in the Usage Reporting section.

Trial Usage

External Controlled Data Distributors are permitted to provide real-time Exchange Data to their Data Users through a trial or for demonstration purposes for a limited time. If an External Controlled Data Distributor desires to provide Exchange Data to any Data User on a trial basis, such External Controlled Data Distributor is not required to qualify Data Users through one of the methods identified above in the event the External Controlled Data Distributor (i) enters into the External Controlled Data Distributor Trial Addendum (the "**ECDD Trial Addendum**") and (ii) fully complies with each of the following requirements:

- No Data User shall be permitted to use Exchange Data pursuant to the ECDD Trial Addendum for a period of longer than thirty (30) days (the "**Trial Period**"). At the end of the Trial Period, the Data User that has participated in the trial must cease all use of the Exchange Data or be qualified (as of the effective date of termination of the Trial Period) through one of the methods identified above.
- Each Data User may participate in the trial only once for each Exchange Data product offered by BATS.
- The External Controlled Data Distributor must (i) continuously maintain a list of each Data User to which Exchange Data is provided under the ECDD Trial Addendum, together with the Data User's firm name and contact information, the specific Exchange Data product to which such Data User was or will be provided access, the date such Data User commenced or will commence receiving the Exchange Data, and the last date upon which the Data User received or will receive the Exchange Data pursuant to the ECDD Trial Addendum; and (ii) provide such documentation to BATS via marketdata@bats.com, promptly upon BATS' request.

9 Service Facilitator

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Data Agreement to an authorized third party agent ("**Service Facilitator**"), which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with the Data Agreement; *provided, however*, that the Data Recipient shall be and will remain responsible for compliance by such Service Facilitators with all applicable terms and conditions of the Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Exchange Data. Service Facilitators may support one or more functions for the Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. The Data Recipient must, through a legally enforceable written agreement with each Service Facilitator:

- Ensure BATS is protected to the same extent as if the Service Facilitator were a party to the Data Agreement, including without limitation by permitting BATS to audit the Service Facilitator on the same terms as BATS is permitted to audit the Data Recipient under the Data Agreement.
- Ensure no terms of such agreement conflict with the terms of the Data Agreement.
- Ensure Exchange Data or controlled data distribution of Exchange Data to a Data Recipient may occur only after the Data Recipient is authorized by BATS, or Data Recipient is qualified through one of the Controlled Data Distributor qualification methods outlined above.
- Ensure the Data Recipient, and not the Service Facilitator, controls all entitlement of Exchange Data to the Data Recipient.

Notwithstanding the foregoing, the Service Facilitator must sign a Data Agreement and must fulfill all requirements of the Exchange if the Service Facilitator receives Exchange Data directly from BATS. Finally, if the Data Recipient uses any Service Facilitators, the Data Recipient must provide a list of all Service Facilitators to BATS on the Service Facilitator List.

10 Delayed Data

Once a period of time has passed since the dissemination of Exchange Data by BATS, Real-time Exchange Data will become Delayed Exchange Data. There are different requirements for the distribution of Delayed Exchange Data as compared to Real-time Exchange Data. The following definitions apply:

- **Delay Period** – The period of time that has passed since the dissemination of Exchange Data by BATS, which is currently 15 minutes.

- **Real-time Exchange Data** – Exchange Data distributed prior to the Delay Period.

- **Delayed Exchange Data** – Exchange Data distributed after the Delay Period,

Controlled Data Distributors of Delayed Exchange Data are not required to qualify Data Users in respect of receipt of Delayed Exchange Data identified in the Controlled Data Requirements section of these Policies. Thus, Controlled Data Distributors of Delayed Data are not required to administer a BATS Subscriber Agreement or equivalent with such Data Users. In addition, Uncontrolled Data Distributors of Delayed Exchange Data are not required to obtain a Data Agreement from Data Users receiving Delayed Exchange Data or report Data Users receiving Delayed Data. The waiver of the qualification and agreement requirement by BATS does not limit the Controlled Data Distributor's or Uncontrolled Data Distributor's obligations as described within the Data Agreement executed with BATS.

For Distributors providing Delayed Data, BATS requires that an appropriate delay message be provided to Subscribers for all displays of Exchange Data. The delay message must prominently appear on all displays containing Delayed Data, such as at or near the top of the page. In the case of a ticker, the delay message should be interspersed with the market data at least every 90 seconds. Examples of appropriate delay messages are as follows: "Data Delayed 15 minutes", "Data Delayed 24 hours", "Delayed Data", "Del-15", and "Data Delayed until Midnight CET".

11 Derived Data

"**Derived Data**" is pricing data or other data that (i) is created in whole or in part from Exchange Data and (ii) cannot be readily reverse-engineered to recreate Exchange Data or used to create other data that is a reasonable facsimile or substitute for Exchange Data. In addition, Derived Data that contains price data and is based upon a single security symbol is generally fee liable at the underlying product rates. Data Recipients distributing Derived Data must use the Exchange Data Order Form and System Description to describe any Derived Data created using Exchange Data. Distributors of Derived Data are not required to report Data Users receiving Derived Data. Distribution of Derived Data does not require the Data User receiving Derived Data to sign a Data Agreement with BATS, but note, if a distributor opts not to administer a BATS Subscriber Agreement, then the distributor is required to indemnify BATS in the event of a claim.

12 Fees

Fees for U.S. Exchange Data (PITCH, TOP (LEVEL 1) and Last Sale) will be displayed on the BATS and Direct Edge websites at:
http://cdn.batstrading.com/resources/regulation/BATS_US_Market_Data_Price_List.pdf
http://www.directedge.com/Trading/EDGAFeeSchedule.aspx
http://www.directedge.com/Trading/EDGXFeeSchedule.aspx

If a Data Recipient is receiving identical Exchange Data from (i) multiple Uncontrolled Data Distributors or (ii) from one or more Uncontrolled Data Distributors and BATS, the Data Recipient will only be required to pay the distribution fee once to BATS – either the Internal Distribution Fee or the External Distribution Fee – depending on whether the Data Recipient is distributing the Exchange Data internally or externally. Notwithstanding the foregoing, if a Data Recipient is distributing t the BATS One Feed internally and externally, the Data Recipient will be required to pay both the Internal Distribution Fee and the External Distribution Fee.

Historical Data

Data Recipients can subscribe to BATS Historical PITCH, TOP (LEVEL 1), and Last Sale data on a T+1 basis. Up to three months of data is available via download from the BATS website. Additional data can be uploaded to a 1TB hard drive for a single fee per drive. A BATS web login account is required to subscribe to these Historical Data feeds. For assistance, please visit http://www.batstrading.com/market_data/products/ or contact BATS Trade Desk at 913.815.7001 or *tradedesk@bats.com*.

Other Data Feeds

BATS Options Multicast PITCH, BATS Auction Feed, and BATS Multicast Latency Feed will continue to be provided free of charge to Data Recipients. To request a subscription to these feeds, contact the BATS Trade Desk at 913.815.7001 or *tradedesk@bats.com*.

13 Audit

BATS has the right to conduct comprehensive audits of Data Recipients on a regular basis. The purpose of the audits is to ensure that Data Recipients that distribute Exchange Data are complying with the terms of their agreements with BATS. BATS will review Data Recipients to verify that they are in compliance with BATS' data requirements. Audits will cover a Data Recipient's market data infrastructure for three (3) years preceding the date of the audit. The Data Recipient's liability shall be limited to unpaid fees, together with interest, for underreporting, underpayment or other financial noncompliance that has occurred during the audit period, plus any costs and expenses as set forth in Section 10 of the Data Agreement, provided such underreporting, underpaying or other financial non-compliance is a result of a good faith error by Data Recipient.

Please refer to Section 10 of the Data Agreement for more details regarding BATS' audit right.

Appendix A
BATS Marks

BATS Global Markets, Inc. owns the following registrations:

- BATS®
- BATS 1000®
- BYX®
- BATS Exchange®
- BATS Global Markets®
- BATS Options®
- Making Markets Better®
- EDGA®
- EDGX®
- EdgeBook Attributed®
- EdgeBook Depth®

Appendix B
Logo Guidelines and Usage

Appropriate use of the BATS logos is critical to promoting a consistent and professional image. Adhering to the following guidelines will ensure logo usage is uniform and appropriate across the globe. These guidelines apply to all uses of the BATS logos. Exceptions must be approved in advance in writing by BATS.

Traditional Color Logo


White
BATS Light Green
PMS: 376
RGB: 141-184-9
CMYK: 51-8-100-0
Hex: 8cb93f
BATS Dark Green
PMS: 364
RGB: 56-124-44
CMYK: 65-0-100-42
Hex: 387c2b
BATS
Making Markets Better®
The tagline is part of the logo.
The logo should never be used without the tagline.

Web/Special-Use Logo

Below is the website logo which may be used for other marketing purposes upon prior written approval by BATS.

Other acceptable logo uses:

Black, one-color logo

May replace the traditional color logo in any instance that logo is not functional, such as the logo being printed on a green background, or for a one-color print job.

Silver logo

Acceptable on specialty items, such as shirts and giveaways.

White, "reversed-out" logo

This logo may be used when a one-color imprint is needed on a background color that is dark and not suitable to the black logo.

With this logo, rather than the letters B,A,T and S being white, they become transparent, or the same color as the background color to make this a one-color logo.

The letters become transparent, instead of white, with this logo.

Outline logo

This logo may be used for specialty imprints, such as etching, where an imprint is needed, but a color is not. The darker colors represent a deeper cut, not a black imprint.

BATS Global Markets Holdings, Inc.
Extranet Agreement

This Extranet Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Global Markets Holdings, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("BATS"), on behalf of itself and BATS Exchange, Inc., a Delaware corporation ("BZX"), and BATS Y-Exchange, Inc., a Delaware corporation ("BYX," and collectively with BZX, the "Exchange") and the service provider referenced below ("Provider").

1. **Connectivity to the Exchange and Redistribution of BATS Data Feeds.** This Agreement authorizes Provider to access the Exchange in order to provide Authorized Third Parties, as defined below, with access to the Exchange and/or certain data feeds associated therewith. In order to receive and/or redistribute Exchange data, Provider shall also enter into a BATS Global Markets Holdings, Inc. Data Agreement with BATS (as may be amended, modified or supplemented from time to time, the "Data Agreement").

2. **Authorized Third Parties.** An Authorized Third Party is a party that: (a) has entered into an effective and current (i) User Agreement with BZX and/or BYX; and/or (ii) Data Agreement (formerly the Exchange Data Vendor Agreement) with BATS; and (b) the Exchange has approved to connect to the Exchange via connectivity supplied by Provider or to receive Exchange data transmitted through Provider. In order for a party to be approved, Provider must submit a request to BATS at noc@bats.com that includes the name and contact information of the party to whom connectivity will be provided. BATS will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by BATS, Provider may not provide the applicable party with connectivity to the Exchange.

3. **Access to the Exchange.** This Agreement and the Data Agreement authorize Provider to access the Exchange in order to: (a) receive the BATS Multicast Feed (the "Feed") and to distribute the Feed to Authorized Third Parties (the "Feed Related Services"); and (b) provide an Authorized Third Party with network connectivity services in order to access or receive information from the Exchange (the "Network Connectivity Services" and, collectively with the Feed Related Services, the "Services").

4. **List of Authorized Third Parties.** Provider shall maintain, keep current, and provide to BATS monthly, or more frequently upon request, a list of Authorized Third Parties to whom Provider provides either or both of the Services.

5. **Right to Deny Redistribution.** BATS retains the right to direct Provider to terminate either or both of the Services for any reason or no reason, in which event BATS shall notify Provider and Provider shall cease providing either or both of the Services, as applicable, as soon as commercially practicable.

6. **Discontinuance and Changes to Exchange Data.** Subject to the terms and conditions of the Data Agreement, Provider acknowledges that BATS, in its reasonable discretion, may choose to discontinue its distribution of the Feed or to change the nature or distribution format of the Feed at any time. BATS will use commercially reasonable efforts to provide Provider with reasonable advance notice of such discontinuation or changes.

7. **Network Requirements.** Provider must comply with all applicable BATS Network Requirements, contained in the Connectivity Manual, available at http://batstrading.com/resources/membership/BATS_Connectivity_Manual.pdf, as updated from time to time. BATS will provide notice of any updates to the BATS Network Requirements and Provider shall comply with the updated BATS Network Requirements within thirty (30) days of receipt of notice.

8. **Disclosure of Provider's Status as an Extranet.** BATS will include the Provider's sales contact and service offerings in materials made publicly available by BATS within two (2) weeks of both execution of this Agreement and verification that Provider is in compliance with the BATS Network Requirements.

9. **Publicity.** Other than as permitted in Section 8 above, neither party shall disclose the terms of this Agreement, nor use the other party's name, trade names, trademarks or logos in any press release without prior written consent of the other party.

10. **Fees.** Provider agrees to make timely payment of fees, charges and costs assessed by BATS in connection with the Services, as well as any applicable late fees for the failure to make payment within the required time period. Applicable fees shall be set forth in Exchange Rules or posted on BATS' web site. Subject to the Securities Exchange Act of 1934 (the "Act"), each Exchange reserves the right to change its fee schedule, including fees applicable to Provider. Fees are payable within 30 days of the invoice date. Provider agrees to pay BATS a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona

fide dispute. BATS will use commercially reasonable efforts to provide reasonable advance notice to Provider (delivered via e-mail and posted to BATS' web site) of any such change to fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change.

11. **BATS Options Data.** Provider represents and warrants that prior to redistributing data from any options market operated by BATS ("BATS Options Data") to any party that has already been approved as an Authorized Third Party by BATS, Provider will obtain the prior written approval of BATS. Provider acknowledges and understands that prior to redistributing BATS Options Data, it is necessary for BATS to confirm that BATS has received a representation from each Authorized Third Party representing that such party has access to consolidated options data disseminated by the Options Pricing Reporting Authority, or OPRA.

12. **Term and Termination.** This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by either party upon twenty-four (24) hours written notice to the other party.

13. **Choice of Law.** This Agreement shall be governed by the laws of the State of New York without regard to its choice of law provisions.

14. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Provider may not assign this Agreement (including by operation of law) without the prior written consent of BATS, provided, however, that BATS shall not unreasonably withhold such consent.

15. **Entire Agreement; Amendment and Modification.** This Agreement, together with any other documents incorporated herein by reference, constitutes the sole and entire agreement of the parties to this Agreement, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both oral and written, with respect to such subject matter. Except as otherwise set forth herein, this Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

16. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

17. **Counterparts.** This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Provider

Signature

Printed Name

Title (must be officer)

Name of Firm

BATS Global Markets Holdings, Inc., on behalf of itself and BATS Exchange, Inc. and BATS Y-Exchange, Inc.

Signature

Printed Name

Title

Date

<table>
<tr><th colspan="6">SERVICE PROVIDER INFORMATION</th></tr>
<tr><td colspan="6">Firm:</td></tr>
<tr><td colspan="6">Address:</td></tr>
<tr><td colspan="4">City:</td><td>State:</td><td>Zip:</td></tr>
<tr><th colspan="3">BUSINESS CONTACT</th><th colspan="3">TECHNICAL CONTACT</th></tr>
<tr><td colspan="3">Name:</td><td colspan="3">Name:</td></tr>
<tr><td colspan="3">Email:</td><td colspan="3">Email:</td></tr>
<tr><td>Phone:</td><td colspan="2">Fax:</td><td colspan="2">Phone:</td><td>Fax:</td></tr>
<tr><th colspan="3">BILLING ADDRESS</th><th colspan="3">BILLING CONTACT</th></tr>
<tr><td colspan="3">Firm:</td><td colspan="3">Name:</td></tr>
<tr><td colspan="3">Address:</td><td colspan="3">Email:</td></tr>
<tr><td>City:</td><td>State:</td><td>Zip:</td><td colspan="2">Phone:</td><td>Fax:</td></tr>
</table>

BATS Exchange, Inc.
Options Member Application and Agreements

Any currently approved BATS Member is eligible to transact business on the BATS Exchange Options Market ("BATS Options") provided that BATS specifically authorizes the member as an "Options Member." To become an Options Member, a current BATS Member is required to complete an Options Member Application and an Options Member Agreement. Upon approval as an Options Member, a BATS Member is required to comply with the requirements of the BATS Options rules and the rules of other SROs that have been incorporated by reference.[1]

A broker dealer that is not currently a BATS Member is required to complete the general Membership Application and Agreements and this application to transact business on BATS Options.

To apply, please complete and submit this Options Member Application and Agreements via fax to 913.815.7119, email to membershipservices@bats.com, or certified or first class mail to:

BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the Application Form when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:

BILLING INFORMATION		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

DESIGNATED SERIES 4 REGISTERED OPTIONS PRINCIPAL Provide the following information for the person who will be primarily responsible for the oversight of Applicant's BATS Options trading activity. (see BATS Rules 17.1(b)(5) and 17.2(g))	
Name:	CRD # (if applicable):
Title:	
Email:	
Phone:	Fax:
Address (if different than above):	

[1] In the amendment to its existing rules to permit trading on BATS Options, BATS Exchange incorporated the following rules by reference: (1) NASD Rule 3020 regarding fidelity bonds (see BATS Rule 2.12); (2) CBOE rules governing position and exercise limits for equity and index options (see BATS Rules 18.7, 18.9, 29.5, and 29.7); (3) the margin rules of the CBOE or the NYSE (see BATS Rule 28.3); and (4) FINRA's rules governing communications with the public (see BATS Rule 26.16). Pursuant to an exemption from Section 19(b), the Exchange will not file rule filings each time an incorporated rule has been amended, but will publish on its public website notices of any changes to an incorporated rule.

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

Please check the business activity(ies) in which the Applicant intends to engage as an Options Member.

☐ Options Market Maker (must complete separate BATS Options Market Maker Registration Application)

☐ Options Order Entry Firm (as defined in BATS Rule 16.1(a)(36))

CLEARING ARRANGEMENT

Please check and identify the manner in which Applicant will clear transactions on BATS Options

☐ If Applicant is a member of the Options Clearing Corporation (OCC), please provide the clearing number

____

☐ If Applicant will clear transactions through an OCC member, please identify

Name: ________________________________ OCC #: ________________________________

CHECKLIST OF ADDITIONAL MATERIAL

In order for this application to be deemed complete, please include one of the following documents, as appropriate for your firm:

☐ Options Member Letter of Guarantee *(attached; see BATS Rule 22.8)* **OR** ☐ Options Self Clearing Member Letter of Guarantee *(attached; see BATS Rule 22.8)*

EXAMINING AUTHORITIES

(Please check the self regulatory organization that serves as the member's Designated Options Examining Authority)

☐ NYSE Amex (AMEX)
☐ NASDAQ BX (BX)
☐ Chicago Board Options Exchange (CBOE)
☐ Financial Industry Regulatory Authority (FINRA)
☐ New York Stock Exchange (NYSE)
☐ NASDAQ PHLX (PHLX)
☐ NYSE Arca, Inc. (ARCA)
☐ International Securities Exchange (ISE)

EXAMINATIONS

State the date of the member's last examination during which supervisory procedures were reviewed and by which SRO.

Date: ________________________________

SRO: ________________________________

OPTIONS ALLOCATION METHOD

(Please indicate the allocation method for exercise notices assigned in respect of a short position in applicant's customer's accounts - see BATS Rule 23.2)

☐ First in, first out ☐ Automated random selection ☐ Other __________________ ☐ Not applicable

MARGIN REQUIREMENTS SELECTION

(Please indicate whether applicant will follow margin requirements of the CBOE or the NYSE - see BATS Rule 28.3(b))

☐ CBOE or ☐ NYSE

DATA FROM OPTIONS PRICING REPORTING AUTHORITY (OPRA)

Indicate whether you currently receive data from OPRA: ☐ Yes ☐ No

If yes, please indicate which vendor provides your OPRA data: ____________________________

BATS Exchange, Inc.
Options Member Agreement
(BATS Rule 17.1(b)(4))

NAME OF APPLICANT BROKER DEALER: ______________________________

CRD #: ______________________________

In connection with the member's application for participation in the BATS Exchange Options Market and in the event that this application is approved for participation, the Applicant hereby agrees to abide by the terms and conditions set forth below:

A. To comply with the federal securities laws, the rules and regulations thereunder, BATS rules including but not limited to the BATS Options rules, all circulars, notices, directives or decisions adopted pursuant to or made in accordance with BATS rules, and all rulings, orders, directions and decisions issued and sanctions imposed under BATS rules;

B. To pay such dues, assessments and other charges in the manner and amount as from time to time shall be fixed pursuant to BATS rules;

C. That this Agreement has been executed on behalf of, and with the authority of, the above-named Applicant. The undersigned and Applicant represent that the information and statements contained within the application and other information filed are current, true, and complete. The undersigned and the Applicant further represent that to the extent that any information submitted is not amended, such information is currently accurate and complete and agree that the information contained in the Applicant's Uniform Application for Broker-Dealer Registration (Form BD) will be kept current and accurate by proper amending of the Form BD promptly after changes occur. Applicant further represents that the registrations for the Applicant's Options Principal(s), Authorized Traders and any other personnel, registered with BATS, will be kept current by proper amending of Form U4 & Form U5.

Member: ______________________	BATS Exchange, Inc.
Signature: ______________________	Signature: ______________________
Printed Name: ______________________	Printed Name: ______________________
Title: ______________________	Title: ______________________
	Date: ______________________

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant Broker-Dealer

____

Member Name

The Member noted above has represented to the undersigned Clearing Member, a member of the Options Clearing Corporation, that it is registered as an Options Member of BATS Exchange. In accordance with Rule 22.8 of the rules of BATS Options, the undersigned Clearing Member accepts financial responsibility for all BATS Options transactions made by the above referenced Member when executing such transactions through the undersigned Clearing Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____

Clearing Member (Broker-Dealer Name)

____

OCC Clearing #

____

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Member

____

Printed Name/Title

____

Date

BATS Exchange, Inc.
Options Self Clearing Member Letter of Guarantee

NOTICE OF CONSENT – To be completed by Self Clearing Member of BATS Options

____
Member Name

The Member noted above is a registered self clearing member of the BATS Exchange Options Market. In accordance with Rule 22.8 of the rules of BATS Options, the Member accepts financial responsibility for all BATS Options transactions made by the Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
OCC Clearing #

____
Signature of Authorized Officer, Partner or Managing
Member or Sole Proprietor of Member

____
Printed Name/Title

____
Date

BATS Exchange, Inc.
Options Market Maker Registration Application

Any currently approved BATS Options member is eligible to transact business as a Market Maker on the BATS Exchange Options Market ("BATS Options"). To become a Market Maker, a current BATS Options member is required to complete an Options Market Maker Registration Application. The Exchange may require additional information from any applicant prior to determining whether to register such applicant as an Options Market Maker.

To apply, please complete and submit this Options Market Maker Registration Application via fax to 913.815.7119, email to membershipservices@bats.com or certified or first class mail to:

BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION

Date:	CRD #:	
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
EFID(s) to be used:		

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a Market Maker: ___________

OTHER BUSINESS ACTIVITIES

☐ Public Securities Business ☐ Proprietary Trading ☐ Dealer/Specialist

☐ Equities Market Maker ☐ Investment Banking ☐ Other: ______________________________

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange or association? ☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

FINANCIAL / ADDITIONAL REQUIREMENTS

Excess Net Capital Amount: ______________________________ As of Date: ____________________

Attach the following:
☐ List identifying all accounts pursuant to BATS Rule 22.7(a)
☐ List identifying all joint accounts pursuant to BATS Rule 22.7(c) – *if applicable*
☐ Most recent quarterly FOCUS Report enclosed (Refer to BATS Rule 22.9(a))
☐ Subordination agreements or evidence of other financing arrangement enclosed (Refer to BATS Rule 22.9(b)) – *if applicable*

INFORMATION BARRIER PROCEDURES (see BATS Rule 22.10)

☐ The Applicant does not engage in Other Business Activities as defined in BATS Rule 22.10(a) – if checking this option, no further action is necessary.

or

☐ The Applicant does engage in Other Business Activities as defined in BATS Rule 22.10(a) and has enclosed a copy of the Applicant's Information Barrier procedures.

If not included in the Information Barrier procedures, please provide the following information:

- The manner in which the Applicant intends to satisfy the conditions in paragraph (b) of BATS Rule 22.10 and the compliance and audit procedures it proposes to implement to ensure that the Information Barrier is maintained and
- The names and titles of the person or persons responsible for maintenance and surveillance of the procedures.

If the Applicant checked the box above indicating that it does engage in Other Business Activities as defined in BATS Rule 22.10(a), please indicate whether the Applicant or an affiliate of the Applicant intends to clear the Applicant's proprietary trades.

☐ Yes ☐ No

If Yes, please attach procedures or a written statement describing procedures that have been established to ensure that information with respect to such clearing activities will not be used to compromise the Applicant's Information Barrier. Such procedures, at minimum, must be the same as those used by the Applicant or the affiliate to clear for unaffiliated third parties. For more information please see BATS Rule 22.10, paragraphs (b)(2)(D)(v) and (b)(2)(F).

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

- The Applicant commits to provide the Exchange with such information and reports as the Exchange may request relating to its transactions.
- The Applicant commits to take appropriate remedial action against any person violating BATS Rule 22.10 or the Applicant's internal compliance and audit procedures adopted pursuant to paragraph (c)(1) of BATS Rule 22.10, and recognizes that the Exchange may take appropriate remedial action, including (without limitation) reallocation of securities in which Applicant serves as a Market Maker, in the event of such a violation.
- The Applicant recognizes that any trading by a person while in possession of material, non-public information received as a result of the breach of the internal controls required under BATS Rule 22.10 may be a violation of Rules 10b-5 and 14e-3 under the Exchange Act or one or more other provisions of the Exchange Act, the Rules thereunder or Exchange Rules, and that the Exchange intends to review carefully any such trading of which it becomes aware to determine whether a violation has occurred.

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,
2. Date of election to membership or acceptance as a participant, subscriber or other user,
3. Principal business address and telephone number,
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and
6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Abel/Noser Corp.	8/18/2008	9/1/2010	NA	NA	Member	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Agency
ABN AMRO Clearing Chicago, LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	Member	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312- 604-8643	Market Maker
Agency Desk, LLC (formerly Samurai Trading, LLC)	7/1/2009	NA	NA	NA	Member	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Market Maker
Agency Trading Group, Inc.	10/23/2008	9/2/2014	NA	5/27/2010	Member	235 E Lake Street Wayzata, MN 55391	952-476-9500	Agency
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	Member	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Agency
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	Member	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Alternet Securities, Inc.	NA	NA	5/25/2010	5/25/2010	Member	380 Madison Ave 4th Floor New York, NY 10017	212-444-6176	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	Member	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Clearing Firm
Archipelago Securities, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Exchange
Arxis Securities, LLC	12/22/2014	NA	NA	NA	Member	527 Madison Avenue 18th Floor New York, NY 10022	646-565-3302	Proprietary
Ascendiant Capital Markets, LLC	4/1/2011	4/1/2011	NA	NA	Member	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Agency
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	Sponsored Participant	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	Member	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Market Maker
Automated Trading Desk Financial Services, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Proprietary
Barclays Capital, Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	745 7th Avenue New York, NY 10019	212-412-2125	Institutional
BATS Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	Member	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Bayes Capital, LLC	1/15/2015	1/30/2015	1/30/2015	1/30/2015	Member	54 Jefferson Avenue Westwood, NJ 07675	201-660-7188	Agency
Belvedere Trading, LLC	11/1/2011	3/1/2012	11/29/2011	NA	Member	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Proprietary
Benjamin & Jerold Brokerage I, LLC	10/1/2009	NA	NA	NA	Member	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	Member	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Agency
Blaylock Beal Van, LLC	5/3/2010	NA	NA	NA	Member	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Agency
Bloomberg Tradebook, LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Agency
Blue Fire Capital, LLC	8/18/2008	10/8/2010	5/25/2010	5/27/2010	Member	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Proprietary
Bluefin Trading, LLC	8/3/2009	NA	9/27/2013	8/13/2013	Member	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Agency
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	Member	3 Times Square New York, NY 10036	212-885-4045	Agency
BMT Trading, LLC	2/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	Member	787 7th Avenue New York, NY 10019	917-472-4991	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	787 7th Avenue New York, NY 10019	212-841-3676	Proprietary
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	Member	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Market Maker
Bulltick, LLC	1/15/2009	NA	NA	NA	Member	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Agency
C&C Trading, LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	Member	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Proprietary
Canaccord Genuity, Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	Member	350 Madison Avenue New York, NY 10017	212-389-8156	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	Member	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Institutional / Agency
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	Member	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
CastleOak Securities, LP	NA	NA	5/14/2010	5/14/2010	Member	110 E. 59th Street 2nd Floor New York, NY 10022	212-829-4776	Agency
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	Member	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Market Maker
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	Member	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Proprietary Trading
Chopper Securities, LLC	5/16/2011	5/16/2011	5/11/2011	5/11/2011	Member	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Proprietary
Churchill Capital USA, Inc.	8/18/2008	NA	NA	NA	Member	1270 Avenue of the Americas Suite 1910 New York, NY 10020	212-994-5477	Agency
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	Member	425 Lexington Avenue New York, NY 10017	212-667-7030	Proprietary
Citadel Securities, LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	Member	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	Member	390-388 Greenwich Street New York, NY 10013	212-723-7700	Full Service
CJS Securities, Inc.	7/15/2009	3/15/2011	NA	NA	Member	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Agency
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	Member	17 State Street 38h Floor New York, NY 10004	212-531-8532	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	Member	1301 Avenue of the Americas New York, NY 10019	212-408-5719	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	Sponsored Participant	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading, LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	Member	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Proprietary
Compass Professional Services, LLC	6/15/2011	NA	NA	NA	Member	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Proprietary
Concept Capital Markets, LLC	3/15/2011	3/15/2011	NA	NA	Member	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Agency
ConvergEx Execution Solutions, LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Full Service
COR Clearing, LLC	10/15/2009	NA	NA	NA	Member	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Clearing Firm
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	Member	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Market Maker
Credit Suisse Securities (USA), LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	Member	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Full Service
Critical Trading, LLC	7/1/2014	NA	NA	NA	Member	120 West 45th Street Suite 120 New York, NY 10036	646-918-0529	Firm Proprietary Trading/Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	NA	Member	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker
Cuttone & Co., Inc.	NA	NA	5/25/2010	5/27/2010	Member	111 Broadway 10th Floor New York, NY 10006	646-943-5451	Market Maker
DART Executions, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Proprietary
Dash Financial, LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	Member	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Market Maker
DE Route	9/8/2008	10/4/2010	6/10/2010	4/29/2010	Member	545 Washington Boulevard Jersey City, NJ 07310	212-479-2319	ATS
Deutsche Bank Securities, Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	Member	60 Wall Street New York, NY 10005	212-250-7635	Full Service
Divine Capital Markets, LLC	10/15/2009	NA	NA	NA	Member	39 Broadway 36th Floor New York, NY 10006	212-344-5867	Agency
Dominick & Dominick, LLC	10/15/2008	NA	NA	NA	Member	150 East 52nd Street New York, NY 10022	212-558-8902	Institutional
Dougall & Associates, Inc.	5/15/2014	NA	NA	NA	Member	440 S LaSalle Street Chicago, IL 60605	312-663-2670	Proprietary / Agency
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	Member	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Proprietary / Market Maker
E*TRADE Securities, LLC	NA	NA	NA	6/10/2010	Member	1271 Avenue of the Americas 14th Street New York, NY 10020	703-236-8656	Agency
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	Member	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Market Maker
Essex Radez, LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	Member	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Service Bureau
First Clearing, LLC	8/18/2008	NA .	NA	NA	Member	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Full Service
First New York Securities, LLC	NA	NA	6/10/2010	6/10/2010	Member	90 Park Avenue 5th Floor New York, NY 10016	212-848-0600	Proprietary
Flow Traders US, LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	Member	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Hedge Fund

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
FM Partners Holdings, LLC	11/16/2009	11/15/2010	5/14/2010	5/14/2010	Member	30 Rockefeller Plaza New York, NY 10020	212-632-2650	Institutional
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	Member	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Market Maker
GDK, Inc.	6/1/2010	1/3/2011	5/23/2011	5/23/2011	Member	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Proprietary
Gildner Gagnon Howe & Co., LLC	10/23/2008	NA	NA	NA	Member	3 Columbus Circle New York, NY 10019	212-424-0208	Institutional
Global Execution Brokers, LP	2/1/2010	10/5/2010	NA	NA	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Institutional
Global HFT Management, LLC	10/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Goldman Sachs & Co.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-4587	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	10/1/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-7519	Full Service
Grace Financial Group, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	83 Jobs Lane Southhampton, NY 11968	631-287-4633	Agency
Great Point Capital, LLC	2/2/2015	2/2/2015	2/2/2015	2/2/2015	Member	175 W. Jackson Blvd. Suite 1450 Chicago, IL 60604	312-356-4668	Agency
Green Street Advisors, Inc.	11/1/2011	NA	NA	NA	Member	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
GSN North America, Inc.	8/18/2008	NA	NA	NA	Member	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
GTS Securities, LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	Member	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Proprietary
Hainey Investments Limited	6/16/2014	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary
HAP Trading, LLC	10/1/2009	11/15/2010	6/2/2010	6/2/2010	Member	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	NA	5/25/2010	5/27/2010	Member	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	Sponsored Participant	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary
Hold Brothers Capital, LLC	NA	NA	6/8/2011	6/8/2011	Member	525 Washington Boulevard Suite 2450 Jersey City, NJ 07310	646-745-2133	Proprietary
HRT Financial, LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	Member	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Proprietary
ICAP Corporates, LLC	NA	NA	3/28/2013	NA	Member	Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311	212-341-9950	Agency
IEX Services, LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	Member	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	ATS
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Proprietary
Imperial Capital, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	5/15/2014	NA	NA	Member	1633 Broadway New York, NY 10019	212-300-8520	Clearing Services
Instinet, LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	Member	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Agency
Interactive Brokers, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	Member	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Agency
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary
ITG Derivatives, LLC	8/18/2008	11/15/2010	NA	NA	Member	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Market Maker
ITG, Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Agency
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	Member	One New York Plaza New York, NY 10004	212-651-6060	Agency / Proprietary
Jane Street Options, LLC	1/3/2012	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary
Jaypee International, Inc.	10/15/2009	NA	NA	NA	Member	30 South Wacker Drive Suite 1700 Chicago, IL 60606	312-655-7606	Agency
Jefferies Execution Services, Inc.	8/26/2008	9/1/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	646-805-5415	Full Service

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies, LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	212-323-3987	Full Service
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	Member	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Agency
JP Morgan Clearing Corp.	10/23/2008	9/15/2010	NA	NA	Member	383 Madison Avenue New York, NY 10179	212-272-6655	Full Service
JP Morgan Securities, LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	Member	383 Madison Avenue New York, NY 10179	212-622-5504	Full Service
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	Sponsored Participant	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Proprietary
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Proprietary
KCG Americas, LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	Member	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	Member	787 7th Avenue New York, NY 10019	212-887-8965	Agency
Kepler Capital Markets, Inc.	7/15/2013	7/15/2013	7/17/2013	7/17/2013	Member	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Agency
Kershner Securities, LLC	2/12/2009	11/1/2010	NA	NA	Member	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Proprietary
KeyBanc Capital Markets, Inc.	11/17/2008	11/15/2010	NA	NA	Member	127 Public Square Cleveland, OH 44114	216-443-3978	Agency
Keystone Trading Partners	2/1/2013	NA	NA	NA	Member	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Options Market Maker
L & R Trading, LLC	9/1/2011	9/1/2011	8/12/2013	8/12/2013	Member	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	2/18/2014	2/26/2014	2/26/2014	Member	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Introducing Broker
Latour Trading, LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	Member	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Proprietary
LavaFlow, Inc.	9/11/2008	9/15/2010	5/26/2010	5/27/2010	Member	388 Greenwich Street 29th Floor New York, NY 10013	212-519-8965	Agency
Leerink Partners, LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Agency
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Agency
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	Member	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Proprietary
Lime Brokerage, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Agency
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	Member	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Institutional
LiquidPoint, LLC	9/1/2010	NA	NA	NA	Member	311 South Wacker Drive Suite 4700 Chicago, IL 60606	312-986-2006	Order Management Service
Macquarie Capital (USA), Inc.	12/1/2009	NA	5/26/2010	5/27/2010	Member	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Agency
Marathon Trading Group, LLC	2/13/2015	NA	NA	NA	Member	100 Matsonford Road Building 3, Suite 240 Wayne, PA 19087	610-254-4890	Options Market Maker
MB Trading	2/17/2009	12/15/2010	NA	NA	Member	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Retail / Agency
Merrill Lynch Pierce Fenner & Smith, Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	Member	One Bryant Park New York, NY 10036	212-449-6090	Full Service
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	Member	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Clearing Firm
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	1/3/2011	NA	NA	Member	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Agency
MKM Partners, LLC	8/3/2009	NA	5/14/2010	5/14/2010	Member	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Agency
Mocho Trading, LLC	9/2/2014	9/2/2014	9/2/2014	9/2/2014	Member	141 West Jackson Boulevard Suite 1120 Chicago, IL 60604	312-281-5570	Firm Proprietary Trading
Monadnock Capital Management, LP	5/15/2009	NA	5/26/2010	5/27/2010	Member	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Proprietary / Market Maker
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	Member	111 Devonshire Street Boston, MA 02109	617-314-0295	Agency
Morgan Stanley & Co., LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	1585 Broadway New York, NY 10036	212-761-9324	Full Service
MYD Market, Inc.	2/1/2010	NA	NA	NA	Member	608 5th Avenue Suite 602 New York, NY 10020	212- 424-2101	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
NASDAQ Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Exchange
NASDAQ Options Services, LLC	2/1/2010	NA	NA	NA	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-401-8970	Exchange
National Financial Services, LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	Member	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Retail / Agency
National Securities Corporation	7/1/2009	NA	NA	NA	Member	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	Member	445 Park Avenue New York, NY 10022	212-371-8411	Market Maker
Newedge USA, LLC	10/23/2008	10/21/2010	5/26/2010	5/27/2010	Member	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Full Service
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	Member	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Institutional
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	Member	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Proprietary
OBD Securities, LLC	9/1/2011	10/15/2012	2/9/2012	2/9/2012	Member	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Proprietary
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	Member	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Proprietary
Oppenheimer & Co., Inc.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Agency
optionsXpress, Inc.	6/15/2010	NA	NA	NA	Member	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Retail
Optiver US, LLC	6/15/2009	NA	NA	NA	Member	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Proprietary / Market Maker
OTA, LLC	8/18/2008	10/7/2010	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4071	Institutional
OTR Global Trading, LLC	12/15/2008	NA	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4099	Institutional
PDQ ATS, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	Member	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	ATS
PEAK6 Capital Management, LLC	8/1/2014	NA	NA	NA	Member	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2357	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	Sponsored Participant	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	Member	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Agency
Pershing, LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	Member	One Pershing Place Jersey City, NJ 07399	201-413-2826	Agency
Pico Quantitative Trading, LLC	NA	NA	6/10/2010	6/10/2010	Member	120 Wall Street 16th Floor New York, NY 10005	917-714-5376	Agency
Pictet Overseas, Inc.	NA	NA	5/26/2010	5/27/2010	Member	1000 de la Gauchetiere Ouest Suite 3100 Montreal, Quebec H3B 3W5	514-350-6263	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	12/1/2010	NA	NA	Member	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	Member	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	Member	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Proprietary / Market Maker
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	Member	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Clearing Firm
Quantlab Securities, LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	Member	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Proprietary
Quiet Light Securities, LLC	8/29/2008	1/3/2011	NA	NA	Member	141 W. Jackson Boulevard Suite 202A Chicago, IL 60604	312-229-4195	Proprietary
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
Raven Securities Corp.	6/1/2009	11/15/2010	NA	NA	Member	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Agency
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	Member	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Market Maker
Red Cedar Trading, LLC	4/2/2012	NA	NA	NA	Member	520 Lake Cook Road Suite 110 Deerfield, IL 60015	847-571-2865	Market Maker
RenCap Securities, Inc.	11/17/2008	NA	NA	NA	Member	780 Third Avenue 20th Floor New York, NY 10017	212-824-1097	Agency
RGM Securities, LLC	8/3/2009	10/1/2010	5/26/2010	5/27/2010	Member	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
River Cross Securities, LLLP	5/1/2009	10/5/2010	6/10/2010	NA	Member	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	ATS
RJL Capital Group, LLC	5/15/2012	NA	NA	NA	Member	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	1/3/2011	NA	NA	Member	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Market Maker
Ronin Capital, LLC	5/15/2012	NA	6/8/2012	6/8/2012	Member	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Market Maker
Ronin Capital, LLC	8/17/2009	11/15/2010	NA	NA	Sponsored Participant	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	Member	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	Member	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Market Maker
RS Platou Markets, Inc.	NA	NA	1/15/2015	NA	Member	410 Park Avenue Suite 710 New York, NY 10022	212-317-7099	Public Customer Business
RW Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	Member	4521 Fifth Avenue New York, NY 10018	212-832-6254	Agency
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities Corporation	NA	NA	5/26/2010	5/27/2010	Member	546 Fifth Avenue New York, NY 10036	212-704-5524	Market Maker
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	Member	1345 Ave of the Americas New York, NY 10105	212-823-2896	Agency
Santander Investment Securities, Inc.	4/15/2009	1/3/2011	NA	NA	Member	45 East 53rd Street New York, NY 10022	212-350-3659	Institutional
Scotia Capital (USA), Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Institutional
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	Member	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Retail
Seven Points Capital, LLC	8/18/2008	12/15/2010	5/14/2010	5/14/2010	Member	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	Member	245 Park Avenue New York, NY 10167	212-278-5232	Proprietary
Southwest Securities, Inc.	10/23/2008	9/1/2010	NA	5/21/2013	Member	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Clearing Firm
Spire X Trading, LLC	4/1/2013	4/1/2013	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Proprietary
Spot Trading, LLC	6/1/2012	NA	1/25/2013	1/25/2013	Member	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Proprietary
Stifel Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	Member	501 North Broadway St. Louis, MO 63102	410-454-4096	Agency
Stock USA Execution Services, Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Agency
Stuart Frankel & Co., Incorporated	8/18/2008	NA	NA	NA	Member	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Agency
Stuyvesant Trading Group, LLC	8/15/2013	NA	NA	NA	Member	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Market Maker
Summit Securities Group, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	Member	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Proprietary
Sumo Captial, LLC	7/15/2013	NA	NA	NA	Member	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Proprietary
Sun Trading, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Proprietary
Sungard Brokerage & Securities Services, LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	Member	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Agency
SunTrust Robinson Humphrey, Inc.	NA	NA	5/18/2010	5/18/2010	Member	3333 Peachtree Road NE Atlanta Financial Center Atlanta, GA 30326	404-813-0837	Agency
Susquehanna Capital Group	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Institutional / Agency
Susquehanna Securities	10/15/2014	10/15/2014	10/15/2014	10/15/2014	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2618	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	Member	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Agency
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	Member	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Themis Trading, LLC	8/18/2008	10/1/2010	NA	5/27/2010	Member	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	Sponsored Participant	2210 Encinitas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary
Timber Hill, LLC	2/16/2010	NA	NA	NA	Member	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Market Maker
Track Data Securities Corporation	9/10/2008	9/15/2010	NA	NA	Member	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	Member	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Proprietary
TradeKing, LLC	10/15/2009	11/15/2010	NA	NA	Member	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	Member	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary
Tripoint Global Equities, LLC	6/15/2011	NA	NA	NA	Member	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Proprietary
Tudor Pickering Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	Member	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	Member	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
UBS Securities, LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	Member	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Full Service
Vandham Securities Corp.	8/18/2008	NA	NA	NA	Member	50 Tice Boulevard Woodcliff, NJ 07677	201-782-3300	Agency
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	Member	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Financial BD, LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	Member	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Proprietary
Virtu Financial Capital Markets, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Proprietary
Vision Financial Markets, LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	Member	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Retail
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	Member	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Proprietary
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	Member	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Agency
Walleye Trading, LLC	12/1/2008	11/12/2010	NA	NA	Member	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Market Maker
Wedbush Securities, Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	Member	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Market Maker
Weeden & Co, LP	8/26/2008	10/19/2010	NA	NA	Member	145 Mason Street Greenwich, CT 06830	203-861-7600	Full Service
Wells Fargo Prime Services, LLC	10/23/2008	5/16/2011	5/26/2010	5/26/2010	Member	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Market Maker
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	Member	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Agency
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	Member	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Market Maker
WhoTrades, Inc.	8/15/2013	8/15/2013	8/15/2014	8/15/2014	Member	17 State Street 7th Floor New York, NY 10004	646-346-1000	Retail
Williams Trading, LLC	10/23/2008	NA	NA	NA	Member	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Agency
Wolverine Execution Services LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	NA	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Proprietary / Market Maker
Xambala Capital, LLC	2/15/2012	2/15/2012	2/17/2012	2/17/2012	Member	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary
XR Securities, LLC	1/15/2009	11/15/2010	5/10/2012	5/10/2012	Member	550 W. Jackson Boulevard Suite #1000 Chicago, IL 60661	312-244-4672	Proprietary
Zydeco Trading, LLC	2/18/2014	NA	NA	NA	Member	50 North Brockway Suite 4-4A Palatine, IL 60067	847-907-4319	Options Market Maker

From: [illegible]
[illegible]
[illegible] EXCHANGE, INC.
[illegible] DRIVE
STE 120
LENEXA, KS [illegible]

Origin ID: [illegible]

FedEx. Express

E

Ship Date: [illegible]
ActWgt: [illegible]
CAD: [illegible]

Delivery Address Bar Code

SHIP TO: [illegible] BILL SENDER
Mr. Christopher Grobbel
Securities and Exchange Commission
Div Trading & Markets, 100 F St NE
Mail Stop 6628
Washington, DC 20549

Ref # Form 1
Invoice #
PO #
Dept #

TUE - 03 MAR 3:00P
STANDARD OVERNIGHT

TRK# 7730 2246 1506

XC YKNA

20549
DC-US
IAD

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1001912520310002054900773022461506
3/3/2015 10:18:13 AM